Form 10-K, Exhibit 13
period 1994-12-31
NATIONAL SANITARY SUPPLY CO
filed 1995-03-28
CIK 793500

                                                                      Exhibit 13
CONSOLIDATED SELECTED FINANCIAL DATA



NATIONAL SANITARY SUPPLY COMPANY
(thousands of dollars, except per share and other data)

                                1986        1987       1988        1989       1990        1991       1992      1993       1994
- ------------------------------------------------------------------------------------------------------------------------------------
Operating Results
Sales                           $ 80,021    $ 92,620   $179,191    $262,351   $265,424    $267,508   $288,731  $296,865   $308,280
Gross profit                      34,923      40,125     58,636      79,992     84,128      84,766     92,508    94,330     97,739
Net income                         2,351(1)    3,043      3,910(2)    4,315      4,104       3,483      3,972     4,277      4,753
- ------------------------------------------------------------------------------------------------------------------------------------
Per Share Data
Net income                      $    .43(1) $    .51   $    .65(2) $    .71   $    .68    $    .60   $    .68  $    .73   $    .80
Dividends                            .04         .09        .12         .15        .17         .19        .21       .23        .25
Book value                          5.50(1)     5.90       6.61        7.16       7.74        8.14       8.60      8.98       9.56
- ------------------------------------------------------------------------------------------------------------------------------------
Financial Position
Working capital                 $ 19,677    $ 23,366   $ 40,138    $ 39,593   $ 39,682    $ 26,911   $ 16,894  $ 25,641   $ 26,259
Total assets                      51,879      57,948    111,839     116,276    115,857     108,868    115,007   114,144    124,072
- ------------------------------------------------------------------------------------------------------------------------------------
Short-term debt                 $    157    $     17   $  3,000    $  2,186   $  2,138    $  7,581   $ 16,733  $ 10,702   $ 14,721
Long-term debt                    10,020      10,000     43,714      41,022     38,943      24,921     13,750    17,000     16,000
Stockholders' equity              33,014      35,287     40,347      43,838     44,944      47,494     50,461    53,148     57,561
- ------------------------------------------------------------------------------------------------------------------------------------
Total capital                   $ 43,191    $ 45,304   $ 87,061    $ 87,046   $ 86,025    $ 79,996   $ 80,944  $ 80,850   $ 88,282
- ------------------------------------------------------------------------------------------------------------------------------------
Other Data
Current ratio                        3.7         3.4        2.7         2.4        2.3         1.8        1.3       1.6        1.5
Debt as a % of total capital          24 %        22 %       54 %        50 %       48 %        41 %       38 %      34 %       35 %
Sales personnel                      273         322        455         597        640         657        716       738        728
Number of locations                   25          26         51          53         57          60         67        67         71
- ------------------------------------------------------------------------------------------------------------------------------------

(1) Unaudited pro forma data for 1986.
(2) Income before cumulative effect of accounting change which for 1988 totaled $830,000 or $.13 per share.

FINANCIAL REVIEW

Contents

Consolidated Balance Sheet                                      10
Consolidated Statement of Income                                11
Consolidated Statement of Cash Flows                            12
Consolidated Statement of Stockholders' Equity                  13
Consolidated Quarterly Results (Unaudited)                      13
Notes to Consolidated Financial Statements                      14
Management's Discussion and Analysis                            20


PRICE WATERHOUSE LLP
REPORT OF INDEPENDENT ACCOUNTANTS
To the Stockholders and Board of Directors of National Sanitary Supply Company

       In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, cash flows, and stockholders' equity present fairly, in all material respects, the financial position of National Sanitary Supply Company and its subsidiaries at December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/
Cincinnati, Ohio
January 31, 1995

CONSOLIDATED BALANCE SHEET

NATIONAL SANITARY SUPPLY COMPANY
December 31 (thousands, except share data)                              1994             1993
- -----------------------------------------------------------------------------------------------------
ASSETS
Current assets:
  Cash and cash equivalents                                             $  1,713         $  1,110
  Accounts receivable, less allowances (1994-$1,428; 1993-$1,290)         41,655           36,607
  Inventories                                                             28,344           26,955
  Deferred income taxes                                                    1,831            1,776
  Prepaid expenses and other current assets                                1,527            1,189
                                                                        -------------------------
    Total current assets                                                  75,070           67,637
Properties and equipment, at cost, less accumulated depreciation          21,851           17,383
Goodwill, less accumulated amortization                                   26,650           27,513
Other assets                                                                 501            1,611
                                                                        -------------------------
    Total assets                                                        $124,072         $114,144
                                                                        =========================

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable                                                      $ 21,538         $ 18,223
  Accrued liabilities                                                     12,552           13,071
  Loans payable to Chemed Corporation                                     13,721            9,702
  Current portion of notes to Chemed Corporation                           1,000            1,000
                                                                        -------------------------
    Total current liabilities                                             48,811           41,996
Notes to Chemed Corporation                                               16,000           17,000
Deferred income taxes                                                        441              701
Other noncurrent liabilities                                               1,259            1,299
                                                                        -------------------------
    Total liabilities                                                     66,511           60,996
                                                                        -------------------------
Stockholders' equity:
  Preferred stock - 1,000,000 shares authorized,
    $1 par value (none issued)                                                 -                -
  Common stock - 7,000,000 shares authorized, $1 par value
    (issued: 1994- 6,396,756 shares; 1993- 6,323,206 shares)               6,397            6,324
  Paid-in capital                                                         25,312           24,369
  Retained earnings                                                       28,695           25,468
  Treasury stock, at cost (1994- 373,783 shares; 1993- 403,984 shares)    (2,843)          (3,013)
                                                                        -------------------------
    Total stockholders' equity                                            57,561           53,148
                                                                        -------------------------
    Total liabilities and stockholders' equity                          $124,072         $114,144
                                                                        =========================

The accompanying notes are an integral part of the financial statements.

CONSOLIDATED STATEMENT OF INCOME

NATIONAL SANITARY SUPPLY COMPANY

Years Ended December 31 (thousands, except per share data)      1994             1993              1992
- ----------------------------------------------------------------------------------------------------------
Sales                                                           $308,280         $296,865         $288,731
  Cost of sales                                                  210,541          202,535          196,223
                                                                ------------------------------------------
Gross profit                                                      97,739           94,330           92,508
                                                                ------------------------------------------
Expenses and other income:
  Operating expenses                                              86,573           84,369           82,490
  Amortization of goodwill                                           874              868              847
  Chemed interest expense                                          2,381            2,220            2,834
  Other interest expense                                              25               99              171
  Other income, net                                                 (203)            (570)            (460)
                                                                ------------------------------------------
    Total expenses and other income                               89,650           86,986           85,882
                                                                ------------------------------------------
Income before income taxes                                         8,089            7,344            6,626
  Income taxes                                                     3,336            3,067            2,654
                                                                ------------------------------------------
Net income                                                      $  4,753         $  4,277         $  3,972
                                                                ==========================================
Earnings per share                                              $   0.80         $   0.73         $   0.68
                                                                ==========================================
Dividends per share                                             $   0.25         $   0.23         $   0.21
                                                                ==========================================
Average shares outstanding                                         5,974            5,897            5,863
                                                                ==========================================

The accompanying notes are an integral part of the financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

NATIONAL SANITARY SUPPLY COMPANY

Years Ended December 31 (thousands of dollars)                  1994            1993            1992
- ------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                      $  4,753         $  4,277         $  3,972
Adjustments to reconcile net income to net cash
  provided by operating activities:
    Depreciation                                                   3,210            3,467            3,493
    Amortization of goodwill and deferred charges                  1,315            1,285            1,223
    Deferred income tax provision                                    (22)             172             (714)
    Provision for losses on accounts receivable                      970            1,003            1,145
    Changes in operating assets and liabilities, excluding
      amounts acquired in business combinations:
        Increase in accounts receivable                           (5,781)          (1,409)          (4,619)
        (Increase)/decrease in inventories                        (1,112)             279             (278)
        (Increase)/decrease in other assets                         (390)            (175)              29
        Increase/(decrease) in accounts payable                    3,169             (950)           3,011
        Increase/(decrease) in other liabilities                    (643)            (903)           1,484
                                                                ------------------------------------------
  Net cash provided by operating activities                        5,469            7,046            8,746
                                                                ------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
Business combinations                                               (646)            (481)          (4,025)
Capital expenditures                                              (6,715)          (2,688)          (3,949)
Other                                                                116              158              741
                                                                ------------------------------------------
  Net cash used by investing activities                           (7,245)          (3,011)          (7,233)
                                                                ------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from loans payable to Chemed Corporation                  4,019            3,219              983
Principal payments on notes to Chemed Corporation                 (1,000)          (6,000)          (1,250)
Principal payments on other long-term debt                           (46)            (147)          (1,411)
Dividends paid                                                    (1,494)          (1,357)          (1,232)
Proceeds from sale of treasury stock                                 525                -                -
Proceeds from/(purchases of) common stock                            375              (14)               -
                                                                ------------------------------------------
  Net cash provided by/(used by) financing activities              2,379           (4,299)          (2,910)
                                                                ------------------------------------------
Increase/(decrease) in cash and cash equivalents                     603             (264)          (1,397)
Cash and cash equivalents at beginning of period                   1,110            1,374            2,771
                                                                ------------------------------------------
  Cash and cash equivalents at end of period                    $  1,713         $  1,110         $  1,374
                                                                ==========================================
SUPPLEMENTAL DISCLOSURES
Cash paid during the year for interest                          $  2,297         $  2,306         $  2,990
Cash paid during the year for income taxes                         4,208            2,357            3,582
                                                                ==========================================

The accompanying notes are an integral part of the financial statements.

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

NATIONAL SANITARY SUPPLY COMPANY
                                                Common          Paid in         Retained       Treasury
                                                Stock           Capital         Earnings         Stock          Total
(thousands of dollars, except per share data)   ------------------------------------------------------------------------
Balance at December 31, 1991                    $ 6,212         $ 23,613        $ 20,302        $ (2,633)       $ 47,494
  Net income                                          -                -           3,972               -           3,972
  Dividends ($.21 per share)                          -                -          (1,232)              -          (1,232)
  Stock awards granted or terminated                 30              203               -              (6)            227
                                                ------------------------------------------------------------------------
Balance at December 31, 1992                      6,242           23,816          23,042          (2,639)         50,461
  Net income                                          -                -           4,277               -           4,277
  Dividends ($.23 per share)                          -                -          (1,357)              -          (1,357)
  Minimum pension liability adjustment                -                -            (494)              -            (494)
  Stock options exercised/
    awards granted                                   82              553               -            (374)            261
                                                ------------------------------------------------------------------------
Balance at December 31, 1993                      6,324           24,369          25,468          (3,013)         53,148
  Net income                                          -                -           4,753               -           4,753
  Dividends ($.25 per share)                          -                -          (1,494)              -          (1,494)
  Minimum pension liability adjustment                -                -             (32)              -             (32)
  Treasury stock sold                                 -              201               -             324             525
  Stock options exercised/
    awards granted or terminated                     73              742               -            (154)            661
                                                ------------------------------------------------------------------------
Balance at December 31, 1994                    $ 6,397         $ 25,312        $ 28,695        $ (2,843)       $ 57,561
                                                ========================================================================

The accompanying notes are an integral part of the financial statements.

Consolidated Quarterly Results (Unaudited)

NATIONAL SANITARY SUPPLY COMPANY
                                                 First          Second          Third           Four            Total
                                                Quarter         Quarter         Quarter         Quarter         Year
(thousands of dollars, except per share data)   ------------------------------------------------------------------------
1994
Sales                                           $71,460         $ 76,975        $ 81,232        $ 78,613       $308,280
Gross profit                                     22,261           24,115          25,260          26,103         97,739
Net income                                          574            1,104           1,654           1,421          4,753
                                                ========================================================================
Earnings per share                              $   .10         $    .19        $    .28        $    .24       $    .80
                                                ========================================================================
Dividends per share                             $  .060         $   .060        $   .065        $   .065       $   .250
                                                ========================================================================
Average shares outstanding                        5,937            5,961           5,982           6,016          5,974
                                                ========================================================================

1993
Sales                                           $69,347         $ 75,281        $ 78,598        $ 73,639       $296,865
Gross profit                                     21,945           23,654          24,431          24,300         94,330
Net income                                          501              950           1,509           1,317          4,277
                                                ========================================================================
Earnings per share                              $   .09         $    .16        $    .26        $    .22       $    .73
                                                ========================================================================
Dividends per share                             $  .055         $   .055        $   .060        $   .060       $   .230
                                                ========================================================================
Average shares outstanding                        5,882            5,895           5,899           5,911          5,897
                                                ========================================================================

 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
PRINCIPLES OF CONSOLIDATION. The consolidated financial statements include the accounts of National Sanitary Supply Company and its wholly owned subsidiaries ("National"). All Intercompany accounts and transactions have been eliminated.
  Chemed Corporation ("Chemed") owned 85% of National's outstanding common stock on December 31, 1994.

BUSINESS SEGMENT. National operates in one business segment. All significant revenues relate to the sale and distribution of sanitary maintenance and paper supplies including cleaners, floor finishes, hand soaps, paper towels and tissues, cleaning equipment, packaging supplies, business paper, and general maintenance products used by commercial, institutional, and industrial businesses.
  Except for significant customers disclosed elsewhere herein, National sells to a wide variety of customers in the western, southwestern, and midwestern areas of the United States, thus reducing the Company's credit risk.
Credit risks are monitored by management following policies deemed reasonable in the circumstances.

CASH EQUIVALENTS include highly liquid investments with maturities of three months or less when purchased.

INVENTORIES, which are substantially composed of finished goods and general merchandise, are stated at the lower of cost or market, with cost determined using the weighted average unit cost method. Certain selling and administrative costs are capitalized into inventory and are included in cost of sales as the related sales are recorded. As of December 31, 1994, the inventories included capitalized general and administrative expenses of $312,000, and as of December 31, 1993, $310,000. The aggregate amount of general and administrative expenses incurred was $27,236,000 in 1994, $26,487,000 in 1993, and $26,109,000
in 1992.

DEPRECIATION, RETIREMENT, AND MAINTENANCE POLICIES. Depreciation is computed using the straight-line method based on the following useful lives:

        Building and improvements                       20-35 years
        Leasehold improvements                          Life of lease
        Transportation equipment                        3-10 years
        Office and warehouse equipment                  5-15 years

  When assets are retired or otherwise disposed of, their cost and the applicable accumulated depreciation and amortization are removed from the accounts, and the resulting gain or loss is reflected in income. Expenditures for maintenance, repairs, renewals, and betterments that do not materially prolong the useful life of assets are expensed.

GOODWILL and other intangible assets arise from business combinations accounted for as purchase transactions and are amortized using the straight-line method over the periods to be benefited, but not in excess of 40 years. National periodically makes an estimation and valuation of the future benefits of its intangible assets based on key financial indicators. If the projected undiscounted cash flows of a business unit indicate that goodwill or other intangible assets have been impaired, a write-down to fair value is made.

SALES are recognized when products are delivered to the customer. One customer, a fast food restaurant chain, accounted for approximately $42,000,000, $38,000,000, and $29,000,000 of National's 1994, 1993, and 1992 sales, respectively. This chain consists of over 1,250 franchises and 150 company-owned restaurants. Sales to this customer primarily consisted of low-margin foodservice products such as paper napkins, plates, and cups.

INCOME TAXES. In accordance with an agreement with Chemed, federal and state income taxes are provided on a separate company basis, although National's taxable income is included in the U.S. federal and certain state income tax returns of Chemed. The provisions of SFAS No. 109 are followed in recording income tax expense.

EARNINGS PER SHARE data are computed on the weighted average number of shares of common stock outstanding during the period. The dilutive effect of common stock equivalents is not material.

2. BUSINESS COMBINATIONS

  During 1994, National acquired two small sanitary maintenance supply businesses in two separate transactions. During 1993, National purchased the assets of a small sanitary maintenance supply company. The impact of these acquired businesses on National's 1994 and 1993 results of operations was not material. During 1992, National acquired four sanitary maintenance supply businesses in four separate purchase transactions. Assuming the business combinations made in 1992 were completed at the beginning of the period, sales for National in 1992 would have been $290,173,000. Except for sales, the impact of the acquired businesses on National's results of operations for 1992 was not material. All of the aforementioned business combinations were accounted for as purchase transactions with the excess purchase price over the fair value of the net tangible and intangible assets acquired classified as goodwill.

3. RELATED PARTY TRANSACTIONS

  MANAGEMENT OF THE COMPANY. During 1994, National finalized the purchase of two Los Angeles facilities at a cost of $3,275,000. These facilities had been leased from the former owners of National since 1983. The lease had included an option to purchase these facilities at their fair market value as of November, 1983.

  CHEMED provides to National certain administrative, financial, legal, internal audit, insurance, and staff functions, the costs of which are included in the accompanying historical financial statements. The fees for these services are allocated and determined based on Chemed's cost and are deemed reasonable by management. Service fees paid to Chemed amounted to $580,000 in 1994, $512,000 in 1993, and $482,000 in 1992.

  National has entered into an agreement with Chemed under which National's excess funds are deposited with Chemed, bear interest at a rate based on U.S. Treasury Notes, and are payable upon demand. Any advances made by Chemed to National, unless otherwise specifically agreed to in writing, also bear interest at the same rate and are payable on demand. The net amount of interest expense paid to Chemed totaled $719,000 in 1994, $444,000 in 1993, and $291,000 in 1992.

  National has also obtained long-term financing from Chemed on which interest expense amounted to $1,662,000 in 1994, $1,776,000 in 1993, and $2,543,000 in 1992.

4. BALANCE SHEET INFORMATION

                                                        1994             1993
December 31 (thousands of dollars)                      -------------------------
PROPERTIES AND EQUIPMENT
  Land                                                  $  3,524         $  1,557
  Buildings and leasehold improvements                    12,441            9,714
  Transportation equipment                                 9,181            9,294
  Office and warehouse equipment                          14,641           13,337
  Projects under construction                              1,421              933
                                                        -------------------------
    Total property and equipment                          41,208           34,835
  Accumulated depreciation                               (19,357)         (17,452)
                                                        -------------------------
    Net properties and equipment                        $ 21,851         $ 17,383
                                                        =========================

GOODWILL                                                $ 33,532         $ 33,521
  Less accumulated amortization                           (6,882)          (6,008)
                                                        -------------------------
    Net goodwill                                        $ 26,650         $ 27,513
                                                        =========================

ACCRUED LIABILITIES
  Accrued commissions, wages, and benefits              $  3,438         $  3,004
  Accrued insurance                                        5,347            5,563
  Federal and state income taxes                           1,000            2,028
  Interest payable to Chemed                                 468              288
  Other accrued expenses                                   2,299            2,188
                                                        -------------------------
    Total other current liabilities                     $ 12,552         $ 13,071
                                                        =========================

NOTES TO CHEMED
  11% note with semiannual interest payments,
    due in equal annual installments through 2003       $  9,000         $ 10,000
  8% note with quarterly interest payments,
    due on January 1, 1998                                 8,000            8,000
                                                        -------------------------
    Total notes to Chemed                                 17,000           18,000
  Less current portion                                     1,000            1,000
                                                        -------------------------
    Noncurrent portion of notes to Chemed               $ 16,000         $ 17,000
                                                        =========================

        Scheduled aggregate annual payments of notes to Chemed are $1,000,000  each year for 1995, 1996, and 1997,
$9,000,000 for 1998, $1,000,000 for 1999, and $4,000,000 thereafter.

5. LEASES
  National leases the majority of its office and warehouse facilities under operating leases, including transactions with Chemed, with terms generally from one to ten years, and in most cases, management expects that these leases will be renewed or replaced by other leases in the normal course of business. The Company also enters into short-term operating leases for various transportation and office equipment. Rent expense incurred under operating leases amounted to $3,748,000 in 1994, $3,420,000 in 1993, and $3,017,000 in 1992. Rents related to Chemed transactions totaled $220,000, $125,000, and $76,000 in 1994, 1993, and 1992 respectively.
  Aggregate minimum rental payments required under future operating leases that had initial or remaining noncancelable terms in excess of one year as of December 31, 1994 total $7,715,000 scheduled as follows: $2,383,000 for 1995; $1,836,000 for 1996; $1,364,000 for 1997; $998,000 for 1998; $654,000 for
1999; and $480,000 thereafter.

6. INCOME TAXES
  The provision for income taxes consists of the following:

Years Ended December 31 (thousands of dollars)                          1994             1993             1992
- ------------------------------------------------------------------------------------------------------------------
Current tax expense:
  U.S. Federal                                                          $  2,850         $  2,338         $  2,837
  State and local                                                            508              557              531
                                                                        ------------------------------------------
    Total current tax expense                                              3,358            2,895            3,368
Deferred tax expense/(income)                                                (22)             172             (714)
                                                                        ------------------------------------------
    Total income tax provision                                          $  3,336         $  3,067          $ 2,654
                                                                        ==========================================

The differences between the federal income tax rate and the effective tax rate are as follows:

Years Ended December 31                                                 1994             1993             1992
- ------------------------------------------------------------------------------------------------------------------
Statutory U.S. Federal income tax rate                                      34.0%            34.0%            34.0%
State and local income taxes, less federal income tax benefit                4.1              5.0              2.8
Purchase accounting differences                                              3.7              4.0              4.4
All other items, net                                                        (0.6)            (1.2)            (1.1)
                                                                        ------------------------------------------
  Effective tax rate                                                        41.2%            41.8%            40.1%
                                                                        ==========================================

Deferred tax assets/(liabilities) are comprised of the following:

December 31 (thousands of dollars)                                                         1994             1993
- ------------------------------------------------------------------------------------------------------------------
Accrued liabilities                                                                      $  1,467         $  1,569
Bad debt reserves                                                                             432              394
Amortization of intangible assets                                                             261              130
Defined benefit pension plans                                                                  93               96
Other                                                                                          38               69
                                                                                         -------------------------
  Gross deferred tax assets                                                                 2,291            2,258
                                                                                         -------------------------
Depreciation, including impact of disposals                                                  (853)          (1,015)
Inventory differences                                                                         (48)            (168)
                                                                                         -------------------------
  Gross deferred tax liabilities                                                             (901)          (1,183)
                                                                                         -------------------------
  Deferred tax assets                                                                    $  1,390          $ 1,075
                                                                                         =========================
The change in deferred tax assets and liabilities includes the deferred tax provision for income taxes and timing differences arising from business combinations and pension liability adjustments.

7. STOCK INCENTIVE PLANS
  National has two stock incentive plans covering the issuance or transfer of up to 750,000 shares of its common stock. The latest plan, covering 250,000 shares, was adopted in May 1988, and the original plan of 500,000 shares was adopted in May 1986. Under both plans, stock incentives may be granted in the form of a stock option or stock award. Options are granted at a price equal to the market value of National's common stock on the date of the grant and generally become exercisable beginning one year following the date of the grant in four equal annual installments. Stock awards are issued to key employees at no cost and generally are restricted as to the transfer of ownership. Restrictions covering stock awards lapse proportionately over a three-year period. The following summarizes the activity in the stock incentive plans for 1994 and 1993:

                                                1994                            1993
                                       ------------------------------------------------------
                                          Number       Average           Number       Average
                                        of Shares       Price           of Shares      Price
                                       ------------------------------------------------------
Options:
  Outstanding at January 1              535,383         $ 8.29          604,909         $8.19
  Exercised                             (50,835)          7.35          (49,650)         7.28
  Terminated                            (21,109)          8.41          (19,876)         7.78
                                       --------                         -------
  Outstanding at December 31            463,439           8.39          535,383          8.29
                                       ========                         =======
  Exercisable at December 31            438,890           8.45          450,522          8.52
                                       ========                         =======
Awards:
  Outstanding at January 1               47,915           7.84           45,525          7.38
  Granted                                27,700          12.25           32,625          8.43
  Terminated                             (5,035)         10.54                -             -
  Vested                                (35,437)          8.31          (30,235)         7.79
                                       --------                         -------
  Not vested at December 31              35,143          10.45           47,915          7.84
                                       ========                         =======
Shares available for
  granting at December 31                36,877                          38,433
                                       ========                         =======

8. PENSION AND PROFIT SHARING PLANS

DEFINED CONTRIBUTION PLANS. Effective January 1, 1992, substantially all nonunion employees began participating in Chemed's Employee Stock Ownership Plan (ESOP). Under the ESOP, a portion of the Chemed capital stock held by the ESOP is allocated to a participant's account as Chemed's ESOP loans are repaid. The allocation is based on eligible compensation. The cost of the ESOP to National is based on 75% of the prior-year average Chemed stock price. For 1994, the stock price was $22.31, resulting in a cost to National of $1,346,000, for 1993, the stock price was $20.70, resulting in a cost to National of $1,090,000, and for 1992, the stock price was $16.41, resulting in a cost of $860,000.
  All nonunion employees are eligible to participate in National's Savings and Investment Plan. Each participant may contribute up to 6% of eligible compensation, and National contributes an additional 25% of the participant's contribution. These employees also participate in profit sharing plans. Under the provisions of these plans National may contribute, at the discretion of its Board of Directors, up to a maximum of 15% of a participant's eligible compensation.

  Union employees in National's western operations participate in the Western Conference of Teamsters Pension Trust Fund, a multi-employer defined contribution plan.
  The expenses relating to the defined contribution plans, including the ESOP, amounted to $1,981,000 in 1994, $1,363,000 in 1993, and $1,779,000 in 1992.

DEFINED BENEFIT PLANS. In National's Century subsidiary, all employees with at least one year of service on or before December 31, 1991 participate in a noncontributory defined benefit plan. Effective December 31, 1991, the Company froze the employee benefits accrued under this defined benefit plan. As a result, the projected benefit obligation equals the accumulated benefit obligation and is fully vested. Benefits are based on years of service and the employee's highest consecutive five-year average compensation prior to December 31, 1991. Century's funding policy is to contribute annually an amount not greater than the maximum that can be deducted for federal income tax purposes. Plan assets are primarily invested in government debt securities.
  The provisions of SFAS No. 87, "Employers' Accounting for Pensions," require the recognition of a liability equal to the amount by which the accumulated benefit obligation exceeds the fair value of plan assets. Recognition of an additional liability is required to the extent of prepaid pension cost. National has recorded the additional pension liability with an offsetting intangible asset. Because the asset recorded exceeds the unrecognized prior service cost, the balance (net of tax benefits) is recorded as a reduction in stockholders' equity.
  The following table summarizes the funded status of Century's defined benefit plan and amounts recognized in the consolidated balance sheet:

December 31 (thousands of dollars)                                      1994             1993
- ---------------------------------------------------------------------------------------------------
Projected/accumulated benefit obligation                                $ 5,861          $ 5,814
Plan assets at fair value                                                (5,292)          (5,289)
                                                                        --------------------------
  Plan assets less than projected/accumulated benefit obligation            569              525
Unrecognized net loss                                                    (1,280)          (1,233)
Unrecognized net asset                                                      484              484
Additional pension liability adjustment                                     796              749
                                                                        --------------------------
  Accrued pension cost                                                  $   569          $   525
                                                                        ==========================
Intangible asset                                                        $   796          $   749
Tax benefit                                                                 270              255
                                                                        --------------------------
  Additional pension liability adjustment
    to stockholders' equity                                             $   526          $   494
                                                                        ==========================
Assumptions:
  Discount rate                                                            7.25%            7.25%
  Long-term rate of return on plan assets                                  7.50             7.50

The components of net periodic pension cost for Century's defined benefit plan follow:

Years ended December 31 (thousands of dollars)        1994              1993             1992
- ---------------------------------------------------------------------------------------------------
Interest cost                                         $    409          $   412          $    397
Return on assets                                          (126)            (293)             (151)
Net amortization and deferral                             (230)             (95)             (246)
                                                      ---------------------------------------------
  Net periodic pension cost                           $     53          $    24          $      -
                                                      =============================================

MANAGEMENTS DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS


RESULTS OF OPERATIONS
1994 COMPARED WITH 1993
  In 1994, National's sales increased 4% to $308,280,000. The sales increase reflects better economic conditions during the second half of 1994, particularly in Southern California which was affected by the January 1994 earthquake. The industry-wide deflationary pricing, which has hampered sales growth for the past several years especially in the commodity-oriented paper and plastic product categories, began to turn around as prices began increasing during the second half of 1994. For the full year 1994, prices averaged approximately 1% less than 1993. The cost for most products also declined in 1994, and as a result, the gross profit margin of 31.7% was comparable with the prior year.
  For 1995, management expects inflation to return and have a similar effect on both the cost of its products and its selling prices.
  Operating expenses as a percentage of sales decreased from 28.4% in 1993 to 28.1% in 1994. The decrease reflects tight control over most expense items including decreases in the cost of medical benefits and workers compensation.
  Chemed interest expense increased $161,000 to $2,381,000 due to both an increase in the average loan balance and higher short-term interest rates.
  National's effective tax rate decreased from 41.8% to 41.2% primarily as a result of lower state and local income taxes.
  National's net income in 1994 increased 11% to $4,753,000. The higher sales and tight control over most expense items primarily accounts for the increase in net income.

1993 COMPARED WITH 1992
  National's sales for 1993 increased 3% to $296,865,000. The sales growth was generated by a unit volume increase of 5%, offset in part by industry-wide deflationary pricing, particularly in the paper and plastic product categories.
  In general, National's selling price deflation in certain product categories resulted from a corresponding decline in the cost for these products. The small decrease in the gross profit margin from 32.0% in 1992 to 31.8% in 1993 resulted from an increase in the percentage of high-volume, lower-margin business to the food service industry.
  Operating expenses as a percentage of sales decreased from 28.6% in 1992 to 28.4% in 1993, reflecting tight expense control, especially in non-sales personnel costs and bad debt expense.
  The decline in Chemed interest expense of $614,000 to $2,834,000 was due to a reduction in total borrowing from Chemed, the refinancing of certain long-term notes with Chemed, and a reduction in short-term interest rates.
  The effective tax rate for 1993 was 41.8% compared with 40.1% in 1992.
Higher state and local income taxes primarily account for the increase.
  National's net income in 1993 increased 8% to $4,277,000. The additional sales volume coupled with tight expense controls and lower interest cost primarily account for the increase in net income.

INFLATION
  Over the three-year period from 1992 to 1994, National's average unit selling prices and average unit cost of goods sold declined due to deflationary pricing of certain commodity-oriented product categories. During this same period, the Company experienced inflationary increases in operating expenses. National has been able to mitigate these economic factors with more efficient operations, by promoting higher margin products, and through periodic price increases, when possible.

LIQUIDITY AND CAPITAL RESOURCES
  Working capital was $26,259,000 with a current ratio of 1.5:1 at December 31,1994 as compared with working capital of $25,641,000 with a current ratio of 1.6:1 at December 31,1993. The decrease in the current ratio was due to the increase in loans payable to Chemed as a result of borrowing the funds necessary to purchase two Los Angeles facilities during the second quarter of 1994 at a cost of $3,275,000.
  The increase in accounts receivable at December 31, 1994 reflects a higher fourth quarter sales volume and a small increase in the number of days receivables outstanding. Inventories and accounts payable at December 31, 1994 reflect the impact of year-end product purchases which did not occur at the end of 1993.
  On January 1, 1993, a 10% note for $8,000,000 with Chemed due November 1, 1993 was replaced with an 8% note with Chemed due January 1, 1998. Also on January 1, 1993, National retired a 9% note for $5,000,000 with Chemed. Additionally, for the past three years, National has made the scheduled year-end payments on its long-term obligations with Chemed of $1,000,000 in 1994 and 1993 and $1,250,000 in 1992. The Company expects to continue making the required payments on all its debt obligations with funds generated from operations or, if necessary, to arrange for new or additional loans from Chemed or other parties.
  At December 31, 1994, debt as a percentage of total capital increased 1% to 35% primarily due to the borrowing necessary to purchase the two Los Angeles facilities. Debt as a percentage of total capital decreased from 38% in 1992 to 34% in 1993 reflecting excess cash flow from operating and investing activities.
  Management believes that acquisitions of existing businesses will continue to be one of National's primary means of expansion. These acquisitions will be financed with funds generated from operations in the future and, if necessary, with borrowing from Chemed or other parties.
  Currently, National has not established independent bank credit relationships. Management believes, however, that it would be able to obtain this credit should the need arise. Management also believes the public securities market could provide additional funds. Under certain loan agreements and guarantees that Chemed had in place at December 31, 1994, Chemed and National, as a majority-owned subsidiary of Chemed, are subject to certain financial restrictions. Because of Chemed's control of National, these restrictions could limit National's ability to incur debt and to use properties to secure debt. As of December 31, 1994, Chemed was permitted to incur additional debt of $91,828,000, of which debt of subsidiaries could not be more than $36,143,000. Based on National's expectations with respect to its future financial needs, it is not anticipated that these restrictions will inhibit the Company's ability to achieve its financial objectives.