Form 10-K405, Exhibit 13
period 1995-12-31
NATIONAL SANITARY SUPPLY CO
filed 1996-03-28
CIK 793500

FINANCIAL REVIEW

CONTENTS

Consolidated Balance Sheet                                      11
Consolidated Statement of Income                                12
Consolidated Statement of Cash Flows                            13
Consolidated Statement of Stockholders' Equity                  14
Consolidated Quarterly Results (Unaudited)                      14
Notes to Consolidated Financial Statements                      15
Management's Discussion and Analysis                            21


PRICE WATERHOUSE LLP

REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders and Board of Directors of National Sanitary Supply Company

       In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, cash flows, and stockholders' equity present fairly, in all material respects, the financial position of National Sanitary Supply Company and its subsidiaries at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ Price Waterhouse LLP

Cincinnati, Ohio
February 5, 1996

CONSOLIDATED BALANCE SHEET

NATIONAL SANITARY SUPPLY COMPANY

December 31 (thousands, except per share data)                                1995          1994
--------------------------------------------------------------------------------------------------
ASSETS
Current assets:
   Cash and cash equivalents                                              $   1,491    $   1,713
   Accounts receivable, less allowances
     (1995--$1,458; 1994--$1,428)                                            42,083       41,655
   Inventories                                                               28,285       28,344
   Deferred income taxes                                                      2,305        1,831
   Prepaid expenses and other current assets                                  1,074        1,527
                                                                          ---------    ---------
     Total current assets                                                    75,238       75,070
Properties and equipment, at cost, less accumulated depreciation             21,453       21,851
Goodwill, less accumulated amortization                                      25,795       26,650
Other assets                                                                    753          501
                                                                          ---------    ---------
   Total assets                                                           $ 123,239    $ 124,072
                                                                          ---------    ---------


LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Accounts payable                                                       $  21,950    $  21,538
   Accrued liabilities                                                       14,574       12,552
   Loans payable to Chemed Corporation                                        6,989       13,721
   Current portion of notes to Chemed Corporation                             1,000        1,000
                                                                          ---------    ---------
     Total current liabilities                                               44,513       48,811
Notes to Chemed Corporation                                                  15,000       16,000
Deferred income taxes                                                           506          441
Other noncurrent liabilities                                                  1,353        1,259
                                                                          ---------    ---------
   Total liabilities                                                         61,372       66,511
                                                                          ---------    ---------
Stockholders' equity:

   Preferred stock - 1,000,000 shares authorized, $1 par value
     (none issued)                                                             --           --
   Common stock - 7,000,000 shares authorized, $1 par value
     (issued: 1995--6,554,543 shares; 1994--6,396,756 shares)                 6,555        6,397
   Paid-in capital                                                           26,763       25,312
   Retained earnings                                                         32,487       28,695
   Treasury stock, at cost (1995--456,263 shares; 1994--373,783 shares)      (3,938)      (2,843)
                                                                          ---------    ---------
     Total stockholders' equity                                              61,867       57,561
                                                                          ---------    ---------
   Total liabilities and stockholders' equity                             $ 123,239    $ 124,072
                                                                          ---------    ---------


The accompanying notes are an integral part of the financial statements.

CONSOLIDATED STATEMENT OF INCOME

NATIONAL SANITARY SUPPLY COMPANY

Years Ended December 31 (thousands, except per share data)             1995             1994               1993
------------------------------------------------------------------------------------------------------------------
Sales                                                              $ 340,913         $ 308,280          $ 296,865
   Cost of sales                                                     234,707           210,541            202,535
                                                                   ----------------------------------------------
Gross profit                                                         106,206            97,739             94,330
                                                                   ----------------------------------------------
Expenses and other income:
   Operating expenses                                                 93,488            86,573             84,369
   Amortization of goodwill                                              871               874                868
   Chemed Corporation interest expense                                 2,184             2,381              2,220
   Other income, net                                                    (156)             (178)              (471)
                                                                   ----------------------------------------------
     Total expenses and other income                                  96,387            89,650             86,986
                                                                   ----------------------------------------------
Income before income taxes                                             9,819             8,089              7,344
   Income taxes                                                        4,074             3,336              3,067
                                                                   ----------------------------------------------
Net income                                                         $   5,745         $   4,753          $   4,277
                                                                   ----------------------------------------------
Earnings per share                                                 $     .95         $     .80          $     .73
                                                                   ----------------------------------------------
Cash dividends per share                                           $     .28         $     .25          $     .23
                                                                   ----------------------------------------------
Average shares outstanding                                             6,073             5,974              5,897
                                                                   ----------------------------------------------


The accompanying notes are an integral part of the financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

NATIONAL SANITARY SUPPLY COMPANY

Years Ended December 31 (thousands of dollars)               1995       1994       1993
-----------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                $  5,745    $ 4,753    $ 4,277
Adjustments to reconcile net income to net cash
   provided by operating activities:
     Depreciation                                            3,560      3,210      3,467
     Amortization of goodwill and deferred charges           1,288      1,315      1,285
     Deferred income tax provision                            (279)       (22)       172
     Provision for losses on accounts receivable             1,145        970      1,003
     Changes in operating assets and liabilities,
       excluding amounts acquired in
       business combinations:
         Increase in accounts receivable                    (1,573)    (5,781)    (1,409)
         (Increase)/decrease in inventories                     59     (1,112)       279
         (Increase)/decrease in other assets                   171       (390)      (175)
         Increase/(decrease) in accounts payable               412      3,169       (950)
         Increase/(decrease) in other liabilities            1,819       (643)      (903)
                                                          ------------------------------
   Net cash provided by operating activities                12,347      5,469      7,046
                                                          ------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
Business combinations                                          (53)      (646)      (481)
Capital expenditures                                        (3,393)    (6,715)    (2,688)
Other                                                          231        116        158
                                                          ------------------------------
   Net cash used for investing activities                   (3,215)    (7,245)    (3,011)
                                                          ------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from/(payments on) loans payable
   to Chemed Corporation                                    (6,732)     4,019      3,219
Principal payments on notes to Chemed Corporation           (1,000)    (1,000)    (6,000)
Principal payments on other long-term debt                     (48)       (46)      (147)
Dividends paid                                              (1,701)    (1,494)    (1,357)
Proceeds from/(purchase of) treasury stock                     (47)       525       --
Proceeds from/(purchase of) common stock                       174        375        (14)
                                                          ------------------------------
   Net cash provided by/(used for) financing activities     (9,354)     2,379     (4,299)
                                                          ------------------------------
Increase/(decrease) in cash and cash equivalents              (222)       603       (264)
Cash and cash equivalents at beginning of period             1,713      1,110      1,374
                                                          ------------------------------
   Cash and cash equivalents at end of period             $  1,491    $ 1,713    $ 1,110
                                                          ------------------------------

SUPPLEMENTAL DISCLOSURES

Cash paid during the year for interest                    $  2,271    $ 2,297    $ 2,306
Cash paid during the year for income taxes                   3,949      4,208      2,357
                                                          ------------------------------


The accompanying notes are an integral part of the financial statements.

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
NATIONAL SANITARY SUPPLY COMPANY

                                                  Common    Paid-in   Retained   Treasury
(thousands of dollars, except per share data)      Stock    Capital   Earnings     Stock      Total
-----------------------------------------------------------------------------------------------------------
Balance at December 31, 1992                      $6,242   $23,816   $ 23,042    $(2,639)   $ 50,461
   Net income                                       --        --        4,277       --         4,277
   Dividends ($.23 per share)                       --        --       (1,357)      --        (1,357)
   Minimum pension liability adjustment             --        --         (494)      --          (494)
   Stock options exercised/awards granted             82       553       --         (374)        261
                                                  --------------------------------------------------
Balance at December 31, 1993                       6,324    24,369     25,468     (3,013)     53,148
   Net income                                       --        --        4,753       --         4,753
   Dividends ($.25 per share)                       --        --       (1,494)      --        (1,494)
   Minimum pension liability adjustment             --        --          (32)      --           (32)
   Treasury stock sold                              --         201       --          324         525
   Stock options exercised/
     awards granted or terminated                     73       742       --         (154)        661
                                                  --------------------------------------------------
Balance at December 31, 1994                       6,397    25,312     28,695     (2,843)     57,561
   Net income                                       --        --        5,745       --         5,745
   Dividends ($.28 per share)                       --        --       (1,701)      --        (1,701)
   Minimum pension liability adjustment             --        --         (252)      --          (252)
   Treasury stock purchased                         --        --         --          (47)        (47)
   Stock options exercised/
     awards granted                                  158     1,451       --       (1,048)        561
                                                  --------------------------------------------------
Balance at December 31, 1995                      $6,555   $26,763   $ 32,487    $(3,938)   $ 61,867
                                                  --------------------------------------------------

The accompanying notes are an integral part of the financial statements.

CONSOLIDATED QUARTERLY RESULTS (UNAUDITED)
NATIONAL SANITARY SUPPLY COMPANY

                                                First       Second         Third         Fourth          Total
(thousands, except per share data)            Quarter      Quarter        Quarter        Quarter          Year
------------------------------------------------------------------------------------------------------------------
1995
   Sales                                       $80,793     $85,571        $89,396        $85,153        $340,913
   Gross profit                                 25,462      26,629         27,705         26,410         106,206
   Net income                                      759       1,370          1,977          1,639           5,745
                                               -----------------------------------------------------------------
   Earnings per share                          $   .13     $   .23        $   .33        $   .27        $    .95
                                               -----------------------------------------------------------------
   Dividends per share                         $  .065     $  .065        $  .075        $  .075        $   .280
                                               -----------------------------------------------------------------
   Average shares outstanding                    6,050       6,073          6,079          6,091           6,073
                                               -----------------------------------------------------------------
1994
   Sales                                       $71,460     $76,975        $81,232        $78,613        $308,280
   Gross profit                                 22,261      24,115         25,260         26,103          97,739
   Net income                                      574       1,104          1,654          1,421           4,753
                                               -----------------------------------------------------------------
   Earnings per share                          $   .10     $   .19        $   .28        $   .24        $    .80
                                               -----------------------------------------------------------------
   Dividends per share                         $  .060     $  .060        $  .065        $  .065        $   .250
                                               -----------------------------------------------------------------
   Average shares outstanding                    5,937       5,961          5,982          6,016           5,974
                                               -----------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION. The consolidated financial statements include the accounts of National Sanitary Supply Company and its wholly owned subsidiaries ("National"). All intercompany accounts and transactions have been eliminated.
   Chemed Corporation ("Chemed") owned 84% of National's outstanding common stock on December 31, 1995.

BUSINESS SEGMENT. National operates in one business segment. All significant revenues relate to the sale and distribution of sanitary maintenance and paper supplies including cleaners, floor finishes, handsoaps, paper towels and tissues, cleaning equipment, packaging supplies, business paper, and general maintenance products used by commercial, institutional, and industrial businesses. Except for significant customers disclosed elsewhere herein, National sells to a wide variety of customers in the western, southwestern, and midwestern areas of the United States, thus reducing the Company's credit risk. Credit risks are monitored by management following policies deemed reasonable in the circumstances.

CASH EQUIVALENTS include highly liquid investments with maturities of three months or less when purchased.

INVENTORIES, which are substantially composed of finished goods and general merchandise, are stated at the lower of cost or market, with cost determined using the weighted average unit cost method. Certain selling and administrative costs are capitalized into inventory and are included in cost of sales as the related sales are recorded. As of December 31, 1995, the inventories included capitalized general and administrative expenses of $288,000, and as of December 31, 1994, $312,000. The aggregate amount of general and administrative expenses incurred was $29,752,000 in 1995, $27,236,000 in 1994, and $26,487,000 in 1993.

DEPRECIATION, RETIREMENT, AND MAINTENANCE POLICIES. Depreciation is computed using the straight-line method based on the following useful lives:

   Building and improvements                                  20-35 years
   Leasehold improvements                                     Life of lease
   Transportation equipment                                   4-7 years
   Office and warehouse equipment                             3-15 years

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

SALES are recognized when products are delivered to the customer. One customer, a fast-food restaurant chain, accounted for approximately $50,000,000, $42,000,000, and $38,000,000 of National's 1995, 1994, and 1993 sales, respectively. This chain consists of over 1,370 franchises and 130 company-owned restaurants. Sales to this customer primarily consisted of low-margin foodservice products such as paper napkins, plates, and cups. On November 22, 1995, National announced the expected loss of the majority of sales to this customer during the first half of 1996. The customer decided to consolidate its procurement of disposable foodservice products previously purchased from National with food items purchased through foodservice distributors.

INCOME TAXES. In accordance with an agreement with Chemed, federal and state income taxes are provided on a separate company basis, although National's taxable income is included in the U.S. federal and certain state income tax returns of Chemed. The provisions of SFAS No. 109 are followed in recording income tax expense.

EARNINGS PER SHARE data are computed on the weighted average number of shares of common stock outstanding during the period. The dilution that results from the effect of common stock equivalents is not material.

ESTIMATES. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

FINANCIAL INSTRUMENTS. For cash and cash equivalents, accounts receivable and accounts payable, the carrying amount is a reasonable estimate of fair value because of the liquidity and short-term nature of these instruments. The fair value of notes to Chemed, determined by discounting the future cash outlays associated with each obligation based on current interest rates for debt with similar remaining terms and maturities, is $16,865,000 at December 31, 1995.

RECLASSIFICATIONS. Certain amounts in the 1994 and 1993 financial statements have been reclassified to conform with the 1995 presentation.

2. BUSINESS COMBINATIONS

During 1994, National acquired two sanitary maintenance supply businesses in two separate transactions. During 1993, National purchased the assets of a small sanitary maintenance supply company. The impact of these acquired businesses on National's 1994 and 1993 results of operations was not material. All of the aforementioned business combinations were accounted for as purchase transactions with the excess purchase price over the fair value of the net tangible and intangible assets acquired classified as goodwill.

3. RELATED PARTY TRANSACTIONS

Chemed provides to National certain administrative, financial, legal, internal audit, insurance, and staff functions, the costs of which are included in the accompanying financial statements. The fees for these services are allocated and determined based on Chemed's cost and are deemed reasonable by management. Service fees paid to Chemed amounted to $567,000 in 1995, $580,000 in 1994, and $512,000 in 1993.

   National has entered into an agreement with Chemed under which National's excess funds are deposited with Chemed, bear interest at a rate based on U.S. Treasury Notes, and are payable upon demand. Any advances made by Chemed to National, unless otherwise specifically agreed to in writing, also bear interest at the same rate and are payable on demand. The net amount of interest expense paid to Chemed totaled $629,000 in 1995, $719,000 in 1994, and $444,000 in 1993.

   National has also obtained long-term financing from Chemed on which interest expense amounted to $1,555,000 in 1995, $1,662,000 in 1994, and $1,776,000 in
1993.

                                                                              7
\

4. BALANCE SHEET INFORMATION

December 31 (thousands of dollars)                                1995        1994
-------------------------------------------------------------------------------------
PROPERTIES AND EQUIPMENT
   Land                                                        $  3,515    $  3,524
   Buildings and leasehold improvements                          12,533      12,441
   Transportation equipment                                       8,898       9,181
   Office and warehouse equipment                                15,631      14,641
   Projects under construction                                    1,948       1,421
                                                               --------    --------
     Total property and equipment                                42,525      41,208
   Accumulated depreciation                                     (21,072)    (19,357)
                                                               --------    --------

     Net properties and equipment                              $ 21,453    $ 21,851
                                                               --------    --------

GOODWILL                                                       $ 33,548    $ 33,532
   Less accumulated amortization                                 (7,753)     (6,882)
                                                               --------    --------
      Net goodwill                                             $ 25,795    $ 26,650
                                                               --------    --------
ACCRUED LIABILITIES
   Accrued commissions, wages, and benefits                    $  4,609    $  3,438
   Accrued insurance                                              5,699       5,347
   Federal and state income taxes                                 1,129       1,000
   Interest payable to Chemed                                       420         468
   Other accrued expenses                                         2,717       2,299
                                                               --------    --------
     Total accrued liabilities                                 $ 14,574    $ 12,552
                                                               --------    --------

NOTES TO CHEMED

   11% note with semiannual interest payments, due
      in equal annual installments through 2003                $  8,000    $  9,000
   8% note with quarterly interest payments,
     due on January 1, 1998                                       8,000       8,000
                                                               --------    --------
     Total notes to Chemed                                       16,000      17,000
   Less current portion                                           1,000       1,000
                                                               --------    --------
     Noncurrent portion of notes to Chemed                     $ 15,000    $ 16,000
                                                               --------    --------

   Scheduled aggregate annual payments of notes to Chemed are $1,000,000 each year for 1996 and 1997, $9,000,000 for 1998, $1,000,000 each year for 1999 and
2000, and $3,000,000 thereafter.

5. LEASES

National leases the majority of its office and warehouse facilities under operating leases with terms generally from one to ten years, and in most cases, management expects that these leases will be renewed or replaced by other leases in the normal course of business. The Company also enters into short-term operating leases for transportation and office equipment. Rent expense incurred under operating leases amounted to $4,067,000 in 1995, $3,748,000 in 1994, and $3,420,000 in 1993. Rents related to Chemed transactions for transportation equipment and National's Cincinnati headquarters facility totaled $392,000, $220,000, and $125,000 in 1995, 1994, and 1993, respectively.

   Aggregate minimum rental payments required under future operating leases that had initial or remaining noncancelable terms in excess of one year as of December 31, 1995 total $7,914,000 scheduled as follows: $2,746,000 for 1996; $2,000,000 for 1997; $1,303,000 for 1998; $889,000 for 1999; $540,000 for 2000;
and $436,000 thereafter.

6. INCOME TAXES

The provision for income taxes consists of the following:

Years Ended December 31 (thousands of dollars)      1995          1994         1993
-------------------------------------------------------------------------------------
Current tax expense:
   U.S. Federal                                   $ 3,631       $ 2,850       $2,338
   State and local                                    722           508          557
                                                  ----------------------------------
     Total current tax expense                      4,353         3,358        2,895
Deferred tax expense/(income)                        (279)          (22)         172
                                                  ----------------------------------
     Total income tax provision                   $ 4,074       $ 3,336       $3,067
                                                  ----------------------------------

  The differences between the federal income tax rate and the effective tax rate are as follows:

Years Ended December 31                                       1995     1994      1993
---------------------------------------------------------------------------------------
Statutory U.S. Federal income tax rate                       34.0%     34.0%     34.0%
State and local income taxes,
   less federal income tax benefit                            4.8       4.1       5.0
Purchase accounting differences                               3.0       3.7       4.0
All other items, net                                         (0.3)     (0.6)     (1.2)
                                                             ------------------------
   Effective tax rate                                        41.5%     41.2%     41.8%
                                                             ------------------------

   Deferred tax assets/(liabilities) are comprised of the following:

December 31 (thousands of dollars)                           1995         1994
---------------------------------------------------------------------------------
Accrued liabilities                                        $ 1,560      $ 1,467
Bad debt reserves                                              496          432
Defined benefit pension plans including
   the minimum pension liability adjustment                    332          241
Amortization of intangible assets                              188          261
                                                           --------------------
   Gross deferred tax assets                                 2,576        2,401
                                                           --------------------
Depreciation                                                  (458)        (568)
Deferred gain on sale of building                             (277)        (285)
Other                                                          (42)        (158)
                                                           --------------------
   Gross deferred tax liabilities                             (777)      (1,011)
                                                           --------------------
     Deferred tax assets                                   $ 1,799      $ 1,390
                                                           --------------------

   The change in deferred tax assets and liabilities includes the deferred tax provision for income taxes and pension liability adjustments.

7. STOCK INCENTIVE PLANS

National has three stock incentive plans covering the issuance or transfer of up to 1,150,000 shares of its common stock. The latest plan, covering 400,000 shares, was adopted in May 1995. Under these plans, stock incentives may be granted in the form of a stock option or stock award. Options are granted at a price equal to the market value of National's common stock on the date of the grant and become exercisable in four equal annual installments between six months and one year following the date of the grant. Stock awards are issued to key employees at no cost and generally are restricted as to the transfer of ownership. Restrictions covering stock awards lapse proportionately over a three-year period. The following summarizes the activity in the stock incentive plans for 1995 and 1994:

                                                             1995                       1994
---------------------------------------------------------------------------------------------------------
                                                     Number        Average       Number        Average
                                                   of Shares        Price       of Shares       Price
---------------------------------------------------------------------------------------------------------
Options:
   Outstanding at January 1                         463,439     $     8.39       535,383      $     8.29
   Granted                                          201,750          12.00          --              --
   Exercised                                       (126,237)          8.05       (50,835)           7.35
   Terminated                                        (3,125)          9.14       (21,109)           8.41
                                                   -----------------------------------------------------
     Outstanding at December 31                     535,827           9.82       463,439            8.39
                                                   -----------------------------------------------------
   Exercisable at December 31                       384,508           8.96       438,890            8.45
                                                   -----------------------------------------------------
Awards:
   Outstanding at January 1                          35,143          10.45        47,915            7.84
   Granted                                           31,550          12.28        27,700           12.25
   Terminated                                          --             --          (5,035)          10.54
   Vested                                           (23,407)          9.59       (35,437)           8.31
                                                   -----------------------------------------------------
     Not vested at December 31                       43,286          12.25        35,143           10.45
                                                   -----------------------------------------------------
Shares available for
   granting at December 31                          206,702                       36,877
                                                   -----------------------------------------------------

   SFAS No. 123, "Accounting for Stock-Based Compensation," establishes a fair value based method of accounting for stock-based compensation plans and is required to be adopted in 1996 for all stock-based compensation plans other than transactions that are within the scope of APB No. 25, "Accounting for Stock Issued to Employees." Adoption of SFAS No. 123 for stock-based compensation plans for transactions with employees is optional. Because the Company plans to continue to use APB No. 25 to account for its stock-based compensation plans, the adoption of the remaining provisions of SFAS No. 123 in 1996 is not anticipated to have a material effect on its financial position or results of operations.

8. PENSION AND PROFIT SHARING PLANS

DEFINED CONTRIBUTION PLANS. Substantially all nonunion employees participate in Chemed's Employee Stock Ownership Plan (ESOP). Under the ESOP, a portion of the Chemed capital stock held by the ESOP is allocated to a participant's account as Chemed's ESOP loans are repaid. The allocation is based on eligible compensation. The cost of the ESOP to National is based on 75% of the prior-year average Chemed stock price. For 1995, the stock price was $25.16, resulting in a cost to National of $1,502,000, for 1994, the stock price was $22.31, resulting in a cost to National of $1,346,000, and for 1993, the stock price was $20.70, resulting in a cost of $1,090,000.

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

   The expenses relating to the defined contribution plans, including the ESOP, amounted to $2,169,000 in 1995, $1,981,000 in 1994, and $1,363,000 in 1993.

DEFINED BENEFIT PLANS. In National's Century Papers, Inc. subsidiary, all employees with at least one year of service on or before December 31, 1991 participate in a noncontributory defined benefit plan. Effective December 31, 1991, the Company froze the employee benefits accrued under this defined benefit plan. As a result, the projected benefit obligation equals the accumulated benefit obligation and is fully vested. Benefits are based on years of service and the employee's highest consecutive five-year average compensation prior to December 31, 1991. Century's funding policy is to contribute annually an amount not greater than the maximum that can be deducted for federal income tax purposes. Plan assets are primarily invested in government debt securities.

  The provisions of SFAS No. 87, "Employers' Accounting for Pensions," require the recognition of a liability equal to the amount by which the accumulated benefit obligation exceeds the fair value of plan assets. Recognition of an additional liability is required to the extent of prepaid pension cost. National has recorded an adjustment needed to recognize the minimum liability in accordance with SFAS No. 87. Because the adjustment exceeds the unrecognized prior service cost, the balance, net of tax benefits, is recorded as a reduction in stockholders' equity.

   The following table summarizes the funded status of Century's defined benefit plan and amounts recognized in the consolidated balance sheet:

December 31 (thousands of dollars)                                               1995           1994
-------------------------------------------------------------------------------------------------------
Projected/accumulated benefit obligation                                       $ 6,131        $ 5,861
Plan assets at fair value                                                       (5,265)        (5,292)
                                                                               ----------------------
   Plan assets less than projected/accumulated benefit obligation                  866            569
Unrecognized net loss                                                           (1,553)        (1,280)
Unrecognized net asset                                                             375            484
Adjustment needed to recognize minimum liability                                 1,178            796
                                                                               ----------------------
   Accrued pension cost                                                        $   866        $   569
                                                                               ----------------------
Adjustment needed to recognize minimum liability                               $ 1,178        $   796
Tax benefit                                                                        400            270
                                                                               ----------------------
   Additional pension liability adjustment
     to stockholders' equity                                                   $   778        $   526
                                                                               ----------------------
Assumptions:
   Discount rate                                                                  7.00%          7.25%
   Long-term rate of return on plan assets                                        7.00           7.50

   The components of net periodic pension cost for Century's defined benefit plan follow:

Years ended December 31 (thousands of dollars)     1995        1994       1993
--------------------------------------------------------------------------------
Interest cost                                     $ 415       $ 409      $ 412
Return on assets                                   (414)       (126)      (293)
Net amortization and deferral                       221        (230)       (95)
                                                  ----------------------------
   Net periodic pension cost                      $ 222       $  53      $  24
                                                  ----------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS
1995 COMPARED WITH 1994

   National's sales for 1995 increased 11% to $340,913,000. The sales growth was achieved through broad-based volume gains at most locations and improved product pricing. During 1995, National experienced substantial cost increases in certain commodity-oriented paper and plastic product categories. Most of these cost increases were passed on to customers in the form of higher prices, however, some increases were not passed on and as a result the gross profit margin decreased from 31.7% in 1994 to 31.2% in 1995.

  Operating expenses as a percentage of sales decreased from 28.1% in 1994 to 27.4% in 1995, reflecting tighter control over expenses, especially in non-sales personnel costs.

  The reduction in Chemed interest expense of $197,000 to $2,184,000 resulted from a reduction in average loan balances with Chemed.

  The effective tax rate for 1995 was 41.5% compared with 41.2% in 1994. Higher state and local income taxes primarily account for the increase.

  National's net income in 1995 increased 21% to $5,745,000. The sales increase coupled with tigher control over expenses primarily account for the increase in net income.

1994 COMPARED WITH 1993

  In 1994, National's sales increased 4% to $308,280,000. The sales increase reflects better economic conditions during the second half of 1994, particularly in Southern California which was affected by the January 1994 earthquake. The industry-wide deflationary product pricing, which hampered sales growth for several years especially in certain commodity-oriented product categories, began to turn around as prices began increasing during the second half of 1994. For the full year 1994, prices averaged approximately 1% less than 1993. The cost for most products also declined in 1994, and as a result, the gross profit margin of 31.7% was comparable with the prior year.

  Operating expenses as a percentage of sales decreased from 28.4% in 1993 to 28.1% in 1994. The decrease reflects tighter control over most expense items including decreases in the cost of medical benefits and workers compensation.

  Chemed interest expense increased $161,000 to $2,381,000 due to both an increase in the average loan balance and higher short-term interest rates.

  National's effective tax rate decreased from 41.8% to 41.2% primarily as a result of lower state and local income taxes.

  National's net income in 1994 increased 11% to $4,753,000. The higher sales and tighter control over most expense items primarily accounts for the increase in net income.

INFLATION

  Part of National's product line consists of certain commodity-oriented product categories which are subject to price and cost fluctuations based on economic conditions. For several years prior to 1995, both the price and cost for these items declined. During this same period, the Company experienced inflationary increases in operating expenses. National expects to continue to mitigate these economic factors by operating more efficiently, by promoting higher margin products, and by periodically increasing prices, when possible.

LIQUIDITY AND CAPITAL RESOURCES

  Working capital was $30,725,000 with a current ratio of 1.7:1 at December 31, 1995 as compared with working capital of $26,259,000 with a current ratio of 1.5:1 at December 31, 1994. The increase in the current ratio was due primarily to the decrease in loans payable to Chemed offset somewhat by an increase in accrued liabilities. The decrease in loans payable to Chemed reflects an excess cash flow from operating and investing activities. The increase in accrued liabilities primarily reflects higher accruals for incentive-oriented compensation and insurance.

   The increase in accounts receivable at December 31, 1994 reflects a higher sales volume in the fourth quarter and a small increase in the number of days receivables outstanding. Inventories and accounts payable at December 31, 1994 reflect the impact of year-end product purchases which did not occur at the end of 1993.

  National has made the scheduled year-end payment of $1,000,000 on its long-term obligation with Chemed in each of the last three years. The Company expects to continue making the required payments on all its debt obligations with funds generated from operations or, if necessary, to arrange for new or additional loans from Chemed or other parties.

   At December 31, 1995, debt as a percentage of total capital was 27%, 8% points below the prior year reflecting the reduction in loans payable to Chemed. Debt as a percentage of total capital increased 1% point in 1994 to 35% primarily due to the borrowing necessary to purchase two Los Angeles facilities at a cost of $3,275,000.

   Management believes that acquisitions will be financed with funds generated from operations in the future and, if necessary, with borrowing from Chemed or other parties.

  Currently, National has not established independent bank credit relationships. Management believes, however, that it would be able to obtain this credit should the need arise. Management also believes the public securities market could provide additional funds. Under certain loan agreements and guarantees that Chemed had in place at December 31, 1995, Chemed and National, as a majority-owned subsidiary of Chemed, are subject to certain financial restrictions. Because of Chemed's control of National, these restrictions could limit National's ability to incur debt and to use properties to secure debt. As of December 31, 1995, Chemed was permitted to incur additional debt of $99,147,000 of which debt of subsidiaries could not be more than $37,752,000. Based on National's expectations with respect to its future financial needs, it is not anticipated that these restrictions will inhibit the Company's ability to achieve its financial objectives.

OUTLOOK FOR 1996

  The loss of a majority of sales to a large customer during the first half of 1996 will temper National's sales and profit growth for the coming year. The customer, a fast-food restaurant chain, decided to consolidate its procurement of low-margin disposable foodservice products previously purchased from National with food items purchased through foodservice distributors.

OFFICERS

EDWARD L. HUTTON
Chairman

PAUL C. VOET
President and Chief Executive Officer

KEVIN J. McNAMARA
Vice Chairman

ROBERT B. GARBER
Vice Chairman

W. DWIGHT JACKSON
Executive Vice President;
General Manager of Century Papers, Inc.

KENNETH F. VUYLSTEKE
Executive Vice President;
General Manager of National West

GARY H. SANDER
Vice President, Chief Financial
Officer, and Treasurer

ARTHUR J. BENNERT, JR.
Vice President-Marketing

THOMAS M. LANE
Vice President-Administration and
Assistant Secretary

NAOMI C. DALLOB
Secretary and General Counsel

MARK W. STEPHENS
Assistant Treasurer

DIRECTORS

EDWARD L. HUTTON
Chairman of National; Chairman and Chief
Executive Officer of Chemed Corporation

PAUL C. VOET

President and Chief Executive Officer
of National; Executive Vice President of
Chemed Corporation

KEVIN J. McNAMARA
Vice Chairman of National;
President of Chemed Corporation

ROBERT B. GARBER
Vice Chairman of National

ARTHUR J. BENNERT, JR.
Vice President-Marketing of National

JAMES A. CUNNINGHAM
Senior Investment Banker,
Schroder Wertheim & Company, Inc.

NAOMI C. DALLOB
Secretary and General Counsel of
National; Vice President and Secretary
of Chemed Corporation

CHARLES H. ERHART, JR.
Former President of W.R. Grace & Co.
(retired)

NEAL GILLIATT
President of Neal Gilliatt/Stuart
Watson, Inc.

WILL J. HOEKMAN
Executive Vice President-Banking of
Firstar Bank Iowa, N.A.

THOMAS C. HUTTON
Vice President of Chemed Corporation

W. DWIGHT JACKSON
Executive Vice President of National;
General Manager of Century Papers, Inc.

CHARLES O. LANE
Former Executive Vice President of National
(retired)

SANDRA E. LANEY
Senior Vice President and Chief Administrative Officer of Chemed Corporation

TIMOTHY S. O'TOOLE
Executive Vice President and Treasurer
of Chemed Corporation

D. WALTER ROBBINS, JR.
Consultant

GARY H. SANDER
Vice President, Chief Financial Officer, and Treasurer of National

JEROME E. SCHNEE
Professor of Management, University of Cincinnati,
College of Business Administration

KENNTH F. VUYLSTEKE
Executive Vice President of National;
General Manager of National West

STOCKHOLDER INFORMATION

CORPORATE HEADQUARTERS
2900 Chemed Center
255 East Fifth Street
Cincinnati, Ohio 45202-4790
(513) 762-6500

TRANSFER AGENT & REGISTRAR
Chemical Mellon Shareholder Services, L.L.C.
Overpeck Centre
85 Challenger Road
Ridgefield Park, New Jersey 07660
(800) 756-3353

STOCKHOLDER INQUIRIES
All questions relating to stock ownership, dividends, and address changes should be directed to:
Chemical Mellon Shareholder Services, L.L.C.
PO Box 590
Ridgefield Park, New Jersey 07660

All questions relating to lost certificates should be directed to:
Chemical Mellon Shareholder Services, L.L.C.
Estoppel Department
Overpeck Centre
85 Challenger Road
Ridgefield Park, New Jersey 07660

INDEPENDENT ACCOUNTANTS
Price Waterhouse LLP
Cincinnati, Ohio 45202

FORM 10-K
Additional information about National Sanitary Supply Company is available in the Annual Report on Form 10-K. Copies will be furnished without charge by writing to: Investor Relations, National Sanitary Supply Company, 2900 Chemed Center, 255 East Fifth Street, Cincinnati, Ohio 45202-4790.

ANNUAL MEETING
The Annual Meeting of the Stockholders of National Sanitary Supply Company will be held Monday, May 20, 1996, at 11:30 a.m. in the Grand Ballroom of The Phoenix Club, 812 Race Street, Cincinnati, Ohio.

NUMBER OF STOCKHOLDERS
The number of National Sanitary Supply Company stockholders of record was 210 on December 31, 1995 and 229 on December 31, 1994. (These figures do not include stockholders with shares held under beneficial ownership in nominee name or within clearinghouse positions of brokerage firms and banks.)

MARKET FOR COMMON STOCK
The company's common stock is included in the Nasdaq National Market system and is traded under the symbol NSSX.

COMMON STOCK DATA
The following table sets forth the high and low closing prices for National Sanitary Supply Company common stock for each quarter of 1995 and 1994.

                                              1995                      1994
---------------------------------------------------------------------------------------
Closing Price:                             High       Low            High       Low
   First Quarter                         $13.50     $12.00          $13.50     $12.25
   Second Quarter                         13.00      12.00           13.50      12.25
   Third Quarter                          13.50      12.00           13.25      12.25
   Fourth Quarter                         14.00      11.50           12.50      12.25