Form 10-K, Exhibit 13
period 1996-12-31
NATIONAL SANITARY SUPPLY CO
filed 1997-03-28
CIK 793500

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


[LOGO]
Price Waterhouse LLP

Report Of Independent Accountants

To the Stockholders and Board of Directors of National Sanitary Supply Company

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, cash flows, and stockholders' equity present fairly, in all material respects, the financial position of National Sanitary Supply Company and its subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ PRICE WATERHOUSE LLP
------------------------


Cincinnati, Ohio
February 4, 1997

Consolidated Balance Sheet


NATIONAL SANITARY SUPPLY COMPANY
December 31 (thousands, except share data)                                                    1996                   1995
---------------------------------------------------------------------------------------------------------------------------
Assets
Current assets:
   Cash and cash equivalents                                                                $  1,425              $  1,491
   Accounts receivable, less allowances (1996--$1,071; 1995--$1,458)                          34,856                42,083
   Inventories                                                                                27,614                28,285
   Deferred income taxes                                                                       2,366                 2,305
   Prepaid expenses and other current assets                                                   1,088                 1,074
                                                                                             -------               -------
     Total current assets                                                                     67,349                75,238
Properties and equipment, at cost, less accumulated depreciation                              21,992                21,453
Goodwill, less accumulated amortization                                                       25,872                25,795
Other assets                                                                                     771                   753
                                                                                            --------              --------
   Total assets                                                                             $115,984              $123,239
                                                                                            --------              --------
Liabilities and Stockholders' Equity
Current liabilities:
   Accounts payable                                                                         $ 19,424              $ 21,950
   Accrued liabilities                                                                        13,349                14,574
   Loans payable to Chemed Corporation                                                           540                 6,989
   Current portion of notes to Chemed Corporation                                              1,000                 1,000
                                                                                            --------              --------
     Total current liabilities                                                                34,313                44,513
Notes to Chemed Corporation                                                                   14,000                15,000
Deferred income taxes                                                                            849                   506
Other noncurrent liabilities                                                                   1,298                 1,353
                                                                                            --------              --------
   Total liabilities                                                                          50,460                61,372
                                                                                            --------              --------
Stockholders' equity:
   Preferred stock - 1,000,000 shares authorized, $1 par value (none issued)                      --                    --
   Common stock - 7,000,000 shares authorized, $1 par value
     (issued: 1996--6,644,466 shares; 1995--6,554,543 shares)                                  6,644                 6,555
   Paid-in capital                                                                            27,658                26,763
   Retained earnings                                                                          35,499                32,487
   Treasury stock, at cost (1996--482,447 shares; 1995--456,263 shares)                       (4,277)               (3,938)
                                                                                            --------              --------
     Total stockholders' equity                                                               65,524                61,867
                                                                                            --------              --------
   Total liabilities and stockholders' equity                                               $115,984              $123,239
                                                                                            --------              --------

The accompanying notes are an integral part of the financial statements.

Consolidated Statement Of Income


NATIONAL SANITARY SUPPLY COMPANY
Years Ended December 31 (thousands, except per share data)            1996                    1995                   1994
--------------------------------------------------------------------------------------------------------------------------
Sales                                                                $310,125               $340,913              $308,280
   Cost of sales                                                      207,119                234,707               210,541
                                                                     --------               --------              --------
Gross profit                                                          103,006                106,206                97,739
                                                                     --------               --------              --------
Expenses and other income:
   Operating expenses                                                  92,122                 93,488                86,573
   Amortization of goodwill                                               895                    871                   874
   Chemed Corporation interest expense                                  1,578                  2,184                 2,381
   Other income, net                                                     (231)                  (156)                 (178)
                                                                     --------               --------              --------
     Total expenses and other income                                   94,364                 96,387                89,650
                                                                     --------               --------              --------
Income before income taxes                                              8,642                  9,819                 8,089
   Income taxes                                                         3,633                  4,074                 3,336
                                                                     --------               --------              --------
Net income                                                           $  5,009               $  5,745              $  4,753
                                                                     --------               --------              --------
Earnings per share                                                   $    .82               $    .95              $    .80
                                                                     --------               --------              --------
Cash dividends per share                                             $    .31               $    .28              $    .25
                                                                     --------               --------              --------
Average shares outstanding                                              6,144                  6,073                 5,974
                                                                     --------               --------              --------

The accompanying notes are an integral part of the financial statements.

Consolidated Statement Of Cash Flows


NATIONAL SANITARY SUPPLY COMPANY
Years Ended December 31 (thousands of dollars)                         1996                   1995                    1994
---------------------------------------------------------------------------------------------------------------------------
Cash Flows From Operating Activities
Net income                                                            $ 5,009                $ 5,745               $ 4,753
Adjustments to reconcile net income to net cash
   provided by operating activities:
     Depreciation                                                       3,353                  3,560                 3,210
     Amortization of goodwill and deferred charges                      1,506                  1,288                 1,315
     Deferred income tax provision                                       (384)                  (279)                  (22)
     Provision for losses on accounts receivable                          791                  1,145                   970
     Changes in operating assets and liabilities, excluding
       amounts acquired in business combinations:
         (Increase)/decrease in accounts receivable                     6,542                 (1,573)               (5,781)
         (Increase)/decrease in inventories                               708                     59                (1,112)
         (Increase)/decrease in other assets                             (144)                   171                  (390)
         Increase/(decrease) in accounts payable                       (2,526)                   412                 3,169
         Increase/(decrease) in other liabilities                      (1,500)                 1,819                  (643)
                                                                      -------                -------               -------
   Net cash provided by operating activities                           13,355                 12,347                 5,469
                                                                      -------                -------               -------
Cash Flows From Investing Activities
Business combinations                                                    (266)                   (53)                 (646)
Capital expenditures                                                   (3,996)                (3,393)               (6,715)
Other                                                                     114                    231                   116
                                                                      -------                -------               -------
   Net cash used for investing activities                              (4,148)                (3,215)               (7,245)
                                                                      -------                -------               -------
Cash Flows From Financing Activities
Proceeds from/(payments on) loans payable
   to Chemed Corporation                                               (6,449)                (6,732)                4,019
Principal payments on notes to Chemed Corporation                      (1,000)                (1,000)               (1,000)
Principal payments on other long-term debt                                (48)                   (48)                  (46)
Dividends paid                                                         (1,908)                (1,701)               (1,494)
Proceeds from/(purchase of) treasury stock                                 --                    (47)                  525
Proceeds from common stock                                                132                    174                   375
                                                                      -------                -------               -------
   Net cash provided by/(used for) financing activities                (9,273)                (9,354)                2,379
                                                                      -------                -------               -------
Increase/(decrease) in cash and cash equivalents                          (66)                  (222)                  603
Cash and cash equivalents at beginning of period                        1,491                  1,713                 1,110
                                                                      -------                -------               -------
   Cash and cash equivalents at end of period                         $ 1,425                $ 1,491               $ 1,713
                                                                      -------                -------               -------
Supplemental Disclosures
Cash paid during the year for interest                                $ 1,632                $ 2,271               $ 2,297
Cash paid during the year for income taxes                              4,193                  3,949                 4,208
                                                                      -------                -------               -------

The accompanying notes are an integral part of the financial statements.

Consolidated Statement Of Stockholders' Equity


NATIONAL SANITARY SUPPLY COMPANY
                                                               Common       Paid-in     Retained      Treasury
(thousands of dollars, except per share data)                   Stock       Capital     Earnings        Stock        Total
---------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1993                                   $ 6,324      $24,369      $25,468      $(3,013)     $53,148
   Net income                                                       --           --        4,753           --        4,753
   Dividends ($.25 per share)                                       --           --       (1,494)          --       (1,494)
   Minimum pension liability adjustment                             --           --          (32)          --          (32)
   Treasury stock sold                                              --          201           --          324          525
   Stock options exercised/awards granted or terminated             73          742           --         (154)         661
                                                               -------      -------      -------      -------      -------
Balance at December 31, 1994                                     6,397       25,312       28,695       (2,843)      57,561
   Net income                                                       --           --        5,745           --        5,745
   Dividends ($.28 per share)                                       --           --       (1,701)          --       (1,701)
   Minimum pension liability adjustment                             --           --         (252)          --         (252)
   Treasury stock purchased                                         --           --           --          (47)         (47)
   Stock options exercised/awards granted or terminated            158        1,451           --       (1,048)         561
                                                               -------      -------      -------      -------      -------
BALANCE AT DECEMBER 31, 1995                                     6,555       26,763       32,487       (3,938)      61,867
   NET INCOME                                                       --           --        5,009           --        5,009
   DIVIDENDS ($.31 PER SHARE)                                       --           --       (1,908)          --       (1,908)
   MINIMUM PENSION LIABILITY ADJUSTMENT                             --           --          (89)          --          (89)
   STOCK OPTIONS EXERCISED/AWARDS GRANTED OR TERMINATED             89          895           --         (339)         645
                                                               -------      -------      -------      -------      -------
BALANCE AT DECEMBER 31, 1996                                   $ 6,644      $27,658      $35,499      $(4,277)     $65,524
                                                               -------      -------      -------      -------      -------

The accompanying notes are an integral part of the financial statements.

Consolidated Quarterly Results (Unaudited)


NATIONAL SANITARY SUPPLY COMPANY
                                                                First       Second        Third        Fourth       Total
(thousands, except per share data)                             Quarter      Quarter      Quarter       Quarter      Year
---------------------------------------------------------------------------------------------------------------------------

1996
   SALES                                                       $77,277      $77,210      $80,652      $74,986     $310,125
   GROSS PROFIT                                                 24,865       25,625       26,979       25,537      103,006
   NET INCOME                                                      832        1,321        1,812        1,044        5,009
                                                               -------      -------      -------     --------     --------
   EARNINGS PER SHARE                                          $   .14      $   .22      $   .29      $   .17     $    .82
                                                               -------      -------      -------     --------     --------
   DIVIDENDS PER SHARE                                         $  .075      $  .075      $  .080      $  .080     $   .310
                                                               -------      -------      -------     --------     --------
   AVERAGE SHARES OUTSTANDING                                    6,123        6,140        6,153        6,160        6,144
                                                               -------      -------      -------     --------     --------

1995
   Sales                                                       $80,793      $85,571      $89,396      $85,153     $340,913
   Gross profit                                                 25,462       26,629       27,705       26,410      106,206
   Net income                                                      759        1,370        1,977        1,639        5,745
                                                               -------      -------      -------     --------     --------
   Earnings per share                                          $   .13      $   .23      $   .33      $   .27     $    .95
                                                               -------      -------      -------     --------     --------
   Dividends per share                                         $  .065      $  .065      $  .075      $  .075     $   .280
                                                               -------      -------      -------     --------     --------
   Average shares outstanding                                    6,050        6,073        6,079        6,091        6,073
                                                               -------      -------      -------     --------     --------

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies
PRINCIPLES OF CONSOLIDATION. The consolidated financial statements include the accounts of National Sanitary Supply Company and its wholly owned subsidiaries ("National"). All intercompany accounts and transactions have been eliminated. Chemed Corporation ("Chemed") owned 83% of National's outstanding common stock on December 31, 1996.

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

INVENTORIES, which are substantially composed of finished goods and general merchandise, are stated at the lower of cost or market, with cost determined using the weighted average unit cost method. Certain selling and administrative costs are capitalized into inventory and are included in cost of sales as the related sales are recorded. As of December 31, 1996, the inventories included capitalized general and administrative expenses of $292,000, and as of December 31, 1995, $288,000. The aggregate amount of general and administrative expenses incurred was $27,999,000 in 1996, $29,752,000 in 1995, and $27,236,000 in 1994.

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

GOODWILL arises from business combinations accounted for as purchase transactions and is amortized using the straight-line method over the periods to be benefited, but not in excess of 40 years. National periodically makes an estimation and valuation of the future benefits of its goodwill based on key financial indicators. If the projected undiscounted cash flows of a business unit indicate that goodwill has been impaired, a write-down to fair value is made.

SALES are recognized when products are delivered to the customer. One customer, a fast-food restaurant chain, accounted for approximately $12,000,000, $50,000,000, and $42,000,000 of National's 1996, 1995, and 1994 sales, respectively. During the first quarter of 1996, National lost the disposable foodservice products portion of this business as this customer decided to consolidate the procurement of these products with food items purchased through foodservice distributors. National continues to provide promotional and specialty-type products to this customer.

STOCK-BASED COMPENSATION PLANS are recorded using Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees."

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

FINANCIAL INSTRUMENTS. For cash and cash equivalents, accounts receivable and accounts payable, the carrying amount is a reasonable estimate of fair value because of the liquidity and short-term nature of these instruments. The fair value of notes to Chemed, determined by discounting the future cash outlays associated with each obligation based on current interest rates for debt with similar remaining terms and maturities, is $15,650,000 at December 31, 1996.

2. Business Combinations
   During 1996, National purchased the assets of a small sanitary maintenance supply company. During 1994, National acquired two sanitary maintenance supply businesses in two separate transactions. The impact of these acquired businesses on National's results of operations was not material. All of the aforementioned business combinations were accounted for as purchase transactions with the excess purchase price over the fair value of the assets acquired classified as goodwill.

3. Related Party Transactions
   Chemed provides to National certain administrative, financial, legal, internal audit, insurance, and staff functions, the costs of which are included in the accompanying financial statements. The fees for these services are allocated and determined based on Chemed's cost and are deemed reasonable by management. Service fees paid to Chemed amounted to $596,000 in 1996, $567,000 in 1995, and $580,000 in 1994.
   National has entered into an agreement with Chemed under which National's excess funds are deposited with Chemed, bear interest at a rate based on U.S. Treasury Notes, and are payable upon demand. Any advances made by Chemed to National, unless otherwise specifically agreed to in writing, also bear interest at the same rate and are payable on demand. The net amount of interest expense paid to Chemed totaled $129,000 in 1996, $629,000 in 1995, and $719,000 in 1994.
   National has also obtained long-term financing from Chemed on which interest expense amounted to $1,449,000 in 1996, $1,555,000 in 1995, and $1,662,000 in
1994.

4. Balance Sheet Information

December 31 (thousands of dollars)                                                         1996                      1995
---------------------------------------------------------------------------------------------------------------------------
Properties and Equipment
   Land                                                                                   $ 3,515                  $ 3,515
   Buildings and leasehold improvements                                                    12,864                   12,533
   Transportation equipment                                                                 8,949                    8,898
   Office and warehouse equipment                                                          17,235                   15,631
   Projects under construction                                                              2,819                    1,948
                                                                                          -------                  -------
     Total property and equipment                                                          45,382                   42,525
   Accumulated depreciation                                                               (23,390)                 (21,072)
                                                                                          -------                  -------
     Net properties and equipment                                                         $21,992                  $21,453
                                                                                          -------                  -------

Goodwill                                                                                  $34,522                  $33,548
   Less accumulated amortization                                                           (8,650)                  (7,753)
                                                                                          -------                  -------
     Net goodwill                                                                         $25,872                  $25,795
                                                                                          -------                  -------

Accrued Liabilities
   Accrued insurance                                                                      $ 6,159                  $ 5,699
   Accrued commissions, wages, and benefits                                                 3,622                    4,609
   Federal and state income taxes                                                             855                    1,129
   Interest payable to Chemed                                                                 234                      420
   Other accrued expenses                                                                   2,479                    2,717
                                                                                          -------                  -------
     Total accrued liabilities                                                            $13,349                  $14,574
                                                                                          -------                  -------

Notes to Chemed
   11% note with semiannual interest payments,
     due in equal annual installments through 2003                                        $ 7,000                  $ 8,000
   8% note with quarterly interest payments, due on January 1, 1998                         8,000                    8,000
                                                                                          -------                  -------
     Total notes to Chemed                                                                 15,000                   16,000
   Less current portion                                                                     1,000                    1,000
                                                                                          -------                  -------
     Noncurrent portion of notes to Chemed                                                $14,000                  $15,000
                                                                                          -------                  -------

   Scheduled aggregate annual payments of notes to Chemed are $1,000,000 for 1997, $9,000,000 for 1998, $1,000,000 each year for 1999 through 2001, and
$2,000,000 thereafter.

5. Leases
   National leases the majority of its office and warehouse facilities under operating leases with terms generally from one to ten years, and in most cases, management expects that these leases will be renewed or replaced by other leases in the normal course of business. The Company also enters into short-term operating leases for various transportation and office equipment. Rent expense incurred under operating leases amounted to $4,487,000 in 1996, $4,224,000 in 1995, and $3,834,000 in 1994. Included in this rent expense are rents related to Chemed transactions for transportation equipment and National's Cincinnati headquarters facility which totaled $509,000, $392,000, and $220,000 in 1996, 1995, and 1994, respectively.
   Aggregate minimum rental payments required under future operating leases that had initial or remaining noncancelable terms in excess of one year as of December 31, 1996 total $9,259,000 scheduled as follows: $2,929,000 for 1997; $2,375,000 for 1998; $1,772,000 for 1999; $1,378,000 for 2000; $617,000 for
2001; and $188,000 thereafter.

6. Income Taxes
   The provision for income taxes consists of the following:

Years Ended December 31 (thousands of dollars)                                   1996             1995              1994
---------------------------------------------------------------------------------------------------------------------------
Current tax expense:
   U.S. federal                                                                 $3,325            $3,631           $2,850
   State and local                                                                 692               722              508
                                                                                ------            ------           ------
     Total current tax expense                                                   4,017             4,353            3,358
Deferred tax benefit                                                              (384)             (279)            (22)
                                                                                ------            ------           ------
   Total income tax provision                                                   $3,633            $4,074           $3,336
                                                                                ------            ------           ------

   The differences between the federal income tax rate and the effective tax rate are as follows:

Years Ended December 31                                                          1996             1995              1994
---------------------------------------------------------------------------------------------------------------------------
Statutory U.S. federal income tax rate                                           34.0%            34.0%             34.0%
State and local income taxes, less federal income tax benefit                     5.3              4.8               4.1
Purchase accounting differences                                                   3.1              3.0               3.7
All other items, net                                                             (0.4)            (0.3)             (0.6)
                                                                                 ----             ----              ----
   Effective tax rate                                                            42.0%            41.5%             41.2%
                                                                                 ----             ----              ----

   Deferred tax assets/(liabilities) are comprised of the following:

December 31 (thousands of dollars)                                                                1996              1995
---------------------------------------------------------------------------------------------------------------------------
Accrued liabilities                                                                               $1,813           $1,560
Bad debt reserves                                                                                    364              496
Defined benefit pension plans including the minimum pension liability adjustment                     446              332
Amortization of intangible assets                                                                     --              188
                                                                                                  ------           ------
   Gross deferred tax assets                                                                       2,623            2,576
                                                                                                  ------           ------
Depreciation                                                                                        (474)            (458)
Amortization of intangible assets                                                                   (455)              --
Deferred gain on sale of building                                                                   (112)            (277)
Other                                                                                                (65)             (42)
                                                                                                  ------           ------
   Gross deferred tax liabilities                                                                 (1,106)            (777)
                                                                                                  ------           ------
     Deferred tax assets                                                                          $1,517           $1,799
                                                                                                  ------           ------

   The change in deferred tax assets and liabilities includes the deferred tax benefit for income taxes, the pension liability adjustment, and in 1996 a reclassification of intangible assets related to business combinations. Because National has enjoyed a long and consistent history of taxable earnings, it is more likely than not that the entire benefit of existing temporary differences will be realized, and therefore, no valuation allowance has been established for deferred tax assets at December 31, 1996.

7. Stock Incentive Plans
   National has three stock incentive plans covering the issuance or transfer of up to 1,150,000 shares of its common stock. Under these plans, stock incentives may be granted in the form of a stock option or stock award. Options are granted at a price equal to the market value of National's common stock on the date of the grant and become exercisable in four equal annual installments beginning six months to one year following the date of the grant. Stock awards are issued to key employees at no cost and generally are restricted as to the transfer of ownership. Restrictions covering stock awards lapse proportionately over a three-year period. The following summarizes the activity in the stock incentive plans:

                                                    1996                         1995                         1994
                                         -----------------------------------------------------------------------------------
                                           NUMBER        AVERAGE        Number         Average       Number         Average
                                          OF SHARES       PRICE        of Shares        Price       of Shares        Price
                                         -----------------------------------------------------------------------------------
Options:
   Outstanding at January 1                535,827          $ 9.82      463,439           $ 8.39     535,383        $ 8.29
   Granted                                 107,250           12.33      201,750            12.00          --            --
   Exercised                               (46,523)           8.82     (126,237)            8.05     (50,835)         7.35
   Terminated                              (16,125)          11.61       (3,125)            9.14     (21,109)         8.41
                                          --------                     --------                     --------
   Outstanding at December 31              580,429           10.32      535,827             9.82     463,439          8.39
                                          --------                     --------                     --------
   Exercisable at December 31              403,742            9.51      384,508             8.96     438,890          8.45
                                          --------                     --------                     --------
Awards:
   Issued                                   43,400           11.80       31,550            12.28      27,700         12.25
                                          --------                     --------                     --------
   Compensation cost                      $386,000                     $307,000                     $218,000
                                          --------                     --------                     --------

   The weighted average contractual life of options outstanding at December 31, 1996 was 6.0 years. The exercise prices for these options ranged from $6.50 to $14.63. At December 31, 1996 there were 72,177 shares available for granting of stock options and awards.
   The following summarizes National's pro forma results assuming the provision of the fair value based method of valuing stock options had been applied to options granted in 1995 and 1996:

Years Ended December 31 (thousands of dollars, except per share data)                             1996              1995
---------------------------------------------------------------------------------------------------------------------------
Net Income:           As reported                                                                 $5,009           $5,745
                      Pro forma                                                                    4,773            5,586
Earnings Per Share:   As reported                                                                    .82              .95
                      Pro forma                                                                      .78              .92
Per share average fair value of options granted                                                     4.82             4.95
Assumptions:          Average risk-free interest rate                                                5.9%             6.9%
                      Expected volatility                                                           42.8             42.6
                      Expected life                                                                6 yrs            6 yrs

   In accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," the pro forma data above reflects only options granted in 1995 and 1996, and therefore, does not reflect the full impact of all stock options issued. The fair value of employee stock options was estimated using the Black-Scholes option pricing model and a dividend increase of $.02 per share per year.

8. Pension and Profit Sharing Plans
DEFINED CONTRIBUTION PLANS. Substantially all nonunion employees participate in Chemed's Employee Stock Ownership Plan (ESOP). Under the ESOP, a portion of the Chemed capital stock held by the ESOP is allocated to a participant's account as Chemed's ESOP loans are repaid. The allocation is based on eligible compensation. The cost of the ESOP to National is based on 75% of the prior-year average Chemed stock price. For 1996, the stock price was $25.75, resulting in a cost to National of

$1,530,000, for 1995, the stock price was $25.16, resulting in a cost to National of $1,502,000, and for 1994, the stock price was $22.31, resulting in a cost of $1,346,000.
   All nonunion employees are eligible to participate in National's Savings and Investment Plan. Each participant may contribute up to 6% of eligible compensation, and National contributes an additional 25% of the participant's contribution. These employees also participate in profit sharing plans. Under the provisions of these plans National may contribute, at the discretion of its Board of Directors, up to a maximum of 15% of a participant's eligible compensation.
   Union employees in National's western operations participate in the Western Conference of Teamsters Pension Trust Fund, a multi-employer defined contribution plan.
    The expenses relating to the defined contribution plans, including the ESOP, amounted to $2,238,000 in 1996, $2,169,000 in 1995, and $1,981,000 in 1994.


DEFINED BENEFIT PLANS. In National's Southwest subsidiary, Century Papers, Inc., all employees with at least one year of service on or before December 31, 1991 participate in a noncontributory defined benefit plan. Effective December 31, 1991, the Company froze the employee benefits accrued under this defined benefit plan. As a result, the projected benefit obligation equals the accumulated benefit obligation and is fully vested. Benefits are based on years of service and the employee's highest consecutive five-year average compensation prior to December 31, 1991. National's funding policy is to contribute annually an amount not greater than the maximum that can be deducted for federal income tax purposes. Plan assets are primarily invested in government debt securities.
   The provisions of SFAS No. 87, "Employers' Accounting for Pensions," require the recognition of a liability equal to the amount by which the accumulated benefit obligation exceeds the fair value of plan assets. Recognition of an additional liability is required to the extent of prepaid pension cost. National has recorded an adjustment needed to recognize the minimum liability in accordance with SFAS No. 87. Because the adjustment exceeds the unrecognized prior service cost, the balance, net of tax benefits, is recorded as a reduction in stockholders' equity.
   The following table summarizes the funded status of National's defined benefit plan and amounts recognized in the consolidated balance sheet:

December 31 (thousands of dollars)                                                                1996              1995
---------------------------------------------------------------------------------------------------------------------------
Projected/accumulated benefit obligation                                                          $6,106           $6,131
Plan assets at fair value                                                                         (5,237)          (5,265)
                                                                                                  ------           ------
   Plan assets less than projected/accumulated benefit obligation                                    869              866
Unrecognized net loss                                                                             (1,634)          (1,553)
Unrecognized net asset                                                                               321              375
Adjustment needed to recognize minimum liability                                                   1,313            1,178
                                                                                                  ------           ------
   Accrued pension cost                                                                           $  869           $  866
                                                                                                  ------           ------
Adjustment needed to recognize minimum liability                                                  $1,313           $1,178
Tax benefit                                                                                          446              400
                                                                                                  ------           ------
   Additional pension liability adjustment to stockholders' equity                                $  867           $  778
                                                                                                  ------           ------
Assumptions:
   Discount rate                                                                                     7.0%             7.0%
   Long-term rate of return on plan assets                                                           7.0              7.0

   The components of net periodic pension cost for National's defined benefit plan follow:

Years ended December 31 (thousands of dollars)                                   1996             1995              1994
---------------------------------------------------------------------------------------------------------------------------
Interest cost                                                                     $417              $415             $409
Return on assets                                                                  (199)             (414)            (126)
Net amortization and deferral                                                      (79)              221             (230)
                                                                                  ----            ------           ------
   Net periodic pension cost                                                      $139              $222             $ 53
                                                                                  ----            ------           ------

Management's Discussion and Analysis of Financial
Condition and Results of Operations

Results of Operations
1996 compared with 1995
     National's sales for 1996 decreased 9% to $310,125,000. The decrease reflects the loss of the foodservice disposable product business to a large fast-food customer early in 1996. Excluding sales to this customer, sales for 1996 increased 2% over 1995 primarily reflecting price improvements in the commodity-oriented paper product line.
     The gross profit margin improved 2.0% points from 31.2% in 1995 to 33.2% in 1996. Operating expenses as a percentage of sales increased 2.3% points from 27.4% in 1995 to 29.7% in 1996. The change in both the gross profit margin and operating expenses as percentage of sales primarily reflects the loss of the low-margin and low-operating-expense business associated with the large fast-food customer. Excluding this customer, gross profit margins improved slightly and expenses were maintained at a level below the rate of the sales increase.
    Chemed interest expense decreased $606,000 to $1,578,000 due to a significant reduction in average loan balances with Chemed.
    National's effective tax rate increased from 41.5% to 42.0% primarily as a result of higher state and local income taxes.
    National's net income in 1996 decreased 13% to $5,009,000. The decrease results from the loss of business with the large fast-food customer somewhat offset by controlled operating expenses and lower interest cost.


1995 compared with 1994
     In 1995, National's sales increased 11% to $340,913,000. The sales growth was achieved through broad-based volume gains at most locations and improved product pricing. During 1995, National experienced substantial cost increases in certain commodity-oriented paper and plastic product categories. Most of these cost increases were passed on to customers in the form of higher prices; however, some increases were not passed on and as a result the gross profit margin decreased from 31.7% in 1994 to 31.2% in 1995.
     Operating expenses as a percentage of sales decreased from 28.1% in 1994 to 27.4% in 1995, reflecting tight control over expenses, especially in nonsales personnel costs.
     The reduction in Chemed interest expense of $197,000 to $2,184,000 resulted from a reduction in average loan balances with Chemed.
     The effective tax rate for 1995 was 41.5% compared with 41.2% in 1994. Higher state and local income taxes primarily accounted for the increase.
     National's net income in 1995 increased 21% to $5,745,000. The sales increase coupled with tight control over expenses primarily accounted for the increase in net income.


Inflation
     Part of National's product line consists of certain commodity-oriented product categories which are subject to price and cost fluctuations based on economic conditions. National attempts to mitigate these fluctuations with more efficient operations, by promoting higher margin products and, when possible, through periodic price increases.

Liquidity and capital resources
     Over the past three years working capital and the current ratio have steadily increased from $26,259,000 and 1.5:1 at December 31, 1994 to $30,725,000 and 1.7:1 at December 31, 1995 to $33,036,000 and 2.0:1 at December
31, 1996. The increase in 1995 was due primarily to the decrease in loans payable to Chemed offset somewhat by an increase in accrued liabilities. The increase in 1996 was due primarily to the elimination of the receivables associated with the large fast-food customer and a reduction in the number of days outstanding of other receivables, coupled with a corresponding reduction in loans payable to Chemed.
     The decrease in inventories and accounts payable at December 31, 1996 is primarily related to the loss of business with the large fast-food customer. The decrease in accrued liabilities reflects lower accruals for incentive-oriented compensation.
     Higher accrued liabilities at December 31, 1995 compared with December 31, 1994 reflect higher accruals for incentive-oriented compensation and insurance.
     National has made the scheduled year-end payment of $1,000,000 on its long-term obligation with Chemed in each of the last three years. The Company expects to continue making the required payments on all its debt obligations with funds generated from operations or, if necessary, to arrange for new or additional loans from Chemed or other parties.
     Debt as a percentage of total capital has declined 8% points in each of the past two years from 35% at December 31, 1994 to 19% at December 31, 1996. The decline reflects a reduction in loans payable to Chemed.
     Management expects that acquisitions will be financed with funds generated from operations in the future and, if necessary, with borrowings from Chemed or other parties.
     Currently, National has not established independent bank credit relationships. Management believes, however, that it would be able to obtain this credit should the need arise. Management also believes the public securities market could provide additional funds. Under certain loan agreements and guarantees that Chemed had in place at December 31, 1996, Chemed and National, as a majority-owned subsidiary of Chemed, are subject to certain financial restrictions. Because of Chemed's control of National, these restrictions could limit National's ability to incur debt and to use properties to secure debt. As of December 31, 1996, Chemed was permitted to incur additional debt of $77,537,000 of which debt of subsidiaries could not be more than $40,087,000. Based on National's expectations with respect to its future financial needs, it is not anticipated that these restrictions will inhibit the Company's ability to achieve its financial objectives.


Outlook for 1997
     The first quarter of 1997 will be the final quarter in which National will experience an unfavorable sales and profit comparison with the prior year due to the loss of business with the large fast-food customer. Sales and profit comparisons for the remaining three quarters of 1997 will reflect the year to year performance for the more traditional sanitary maintenance supplies National distributes.

OFFICERS AND DIRECTORS


OFFICERS

Edward L. Hutton
Chairman

Paul C. Voet
President and Chief Executive Officer

Kevin J. McNamara
Vice Chairman

Robert B. Garber
Vice Chairman

W. Dwight Jackson
Executive Vice President; General
Manager of National Southwest

Kenneth F. Vuylsteke
Executive Vice President;
General Manager of National West

Gary H. Sander
Senior Vice President, Chief Financial
Officer, and Treasurer

Jane E. Friedman
Vice President--Marketing

Thomas M. Lane
Vice President--Administration and
Assistant Secretary

Richard M. Stolzman
Vice President--Sales

Naomi C. Dallob
Secretary and General Counsel

Donald J. Pagel
Assistant Vice President; General Manager of National Midwest

Thomas J. Reilly
Assistant Vice President and Controller

Patrice G. Leeds Richman
Assistant Vice President--Corporate Planning

Mark W. Stephens
Assistant Treasurer

DIRECTORS

Edward L. Hutton                                         John  M. Mount
Chairman of National; Chairman and Chief                 Principal, Lynch-Mount Associates
Executive Officer of Chemed Corporation                  (Management Consulting, Cincinnati, Ohio)

Paul C. Voet                                             Timothy S. O'Toole
President and Chief Executive Officer                    Executive Vice President and Treasurer
of National; Executive Vice President of                 of Chemed Corporation
Chemed Corporation
                                                         D. Walter Robbins, Jr.
Kevin J. McNamara                                        Consultant
Vice Chairman of National;
President of Chemed Corporation                          Gary H. Sander
                                                         Senior Vice President, Chief Financial Officer,
Robert B. Garber                                         and Treasurer of National
Vice Chairman of National
                                                         Kenneth F. Vuylsteke
James A. Cunningham                                      Executive Vice President of National;
Senior Chemical Advisor,                                 General Manager of National West
Schroder Wertheim, Inc.
                                                         George J. Walsh III
Naomi C. Dallob                                          Partner, Gould & Wilkie
Secretary and General Counsel of                         (Law Firm, New York, New York)
National; Vice President and Secretary
of Chemed Corporation

Charles H. Erhart, Jr.
Former President of W.R. Grace & Co.
(retired)

Neal Gilliatt
President of Neal Gilliatt/Stuart Watson, Inc.

Will J. Hoekman
President and Chief Executive Officer,
Composite Technologies Corporation
(Ames, Iowa)

Thomas C. Hutton
Vice President of Chemed Corporation

W. Dwight Jackson
Executive Vice President of National;
General Manager of National Southwest

Charles O. Lane
Former Executive Vice President of National
(retired)

Sandra E. Laney
Senior Vice President and
Chief Administrative Officer of
Chemed Corporation

                            STOCKHOLDERS INFORMATION

CORPORATE HEADQUARTERS

255 East Fifth Street, Suite 2900
Cincinnati, Ohio 45202-4790
(513) 762-6500
http://www.nssc.com


Transfer Agent & Registrar
ChaseMellon Shareholder Services, L.L.C.
Overpeck Centre
85 Challenger Road
Ridgefield Park, New Jersey 07660
Toll-free: (800) 756-3353

Stockholder Inquiries
Stockholder relations questions should be directed to:             Questions relating to address changes
ChaseMellon Shareholder Services, L.L.C.                           should be directed to:
PO Box 3315                                                        ChaseMellon Shareholder Services, L.L.C.
South Hackensack, New Jersey 07606                                 PO Box 3316
                                                                   South Hackensack, New Jersey 07606

Questions relating to lost certificates                            Questions relating to certificate transfers
should be directed to:                                             should be directed to:
ChaseMellon Shareholder Services, L.L.C.                           ChaseMellon Shareholder Services, L.L.C.
PO Box 3317                                                        PO Box 3312
South Hackensack, New Jersey 07606                                 South Hackensack, New Jersey 07606

Independent Accountants
Price Waterhouse LLP
Cincinnati, Ohio 45202


Form 10-K
Additional information about National Sanitary Supply Company is available in the Annual Report on Form 10-K. Copies will be furnished without charge by writing to: Investor Relations, National Sanitary Supply Company, 255 East Fifth Street, Suite 2900, Cincinnati, Ohio 45202-4790.


Annual Meeting
The Annual Meeting of the Stockholders of National Sanitary Supply Company will be held Monday, May 19, 1997, at 1:30 p.m. in the Grand Ballroom of The Phoenix Club, 812 Race Street, Cincinnati, Ohio.


Number of Stockholders
The number of National Sanitary Supply Company stockholders of record was 189 on December 31, 1996, and 210 on December 31, 1995. (These figures do not include stockholders with shares held under beneficial ownership in nominee name or within clearinghouse positions of brokerage firms and banks.)


Market for Common Stock
The Company's common stock trades on the Nasdaq National Market tier of The Nasdaq Stock Market under the symbol: NSSX.


Common Stock Data
The following table sets forth the high and low closing prices for National Sanitary Supply Company common stock for each quarter of 1996 and 1995.

                                     1996                      1995
                              --------------------------------------------
Closing Price:                  HIGH       LOW             HIGH      LOW
   First Quarter              $13.75     $11.75          $13.50     $12.00
   Second Quarter              14.25      12.50           13.00      12.00
   Third Quarter               14.25      12.75           13.50      12.00
   Fourth Quarter              14.25      13.00           14.00      11.50